Form 20-F
period 2002-12-31
VI GROUP PLC
filed 2003-06-30
CIK 1132446

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
(Mark One)
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  OR FORM 20-F
(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________TO


----------------------------------------------------------------
| COMMISSION FILE NUMBER       0-31082                         |
----------------------------------------------------------------

                                  VI GROUP PLC
                                  ------------
             (Exact name of Registrant as specified in its charter)

                  REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
                  --------------------------------------------
                 (Jurisdiction of incorporation or organization)

         THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL5 2QG, UK
         --------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE


Securities registered or to be registered pursuant to Section 12(g) of the Act:
ORDINARY SHARES, NOMINAL VALUE OF 0.5 PENCE PER SHARE


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE


Indicate the number of outstanding shares of each of the issuer's classes of capital or ordinary stock as of the close of the period covered by the annual report. AS OF DECEMBER 31, 2002 THERE WERE 37,261,166 SHARES OF THE COMPANY'S ORDINARY SHARES OUTSTANDING AT A NOMINAL VALUE OF 0.5 PENCE PER SHARE.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X     No     [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]    Item 18 X


(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Yes     [_]    No [_]   NOT APPLICABLE

                                       VI GROUP PLC
                                      2002 FORM 20-F

                                     TABLE OF CONTENTS


Table of Contents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  i
Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  ii


PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
Item 1. Directors, Senior Management and Advisors. . . . . . . . . . . . . . . . . . .   1
Item 2. Offer Statistics and Expected Timetable. . . . . . . . . . . . . . . . . . . .   1
Item 3. Key Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
Item 4. Information on the Company . . . . . . . . . . . . . . . . . . . . . . . . . .   9
Item 5. Operating and Financial Review and Prospects . . . . . . . . . . . . . . . . .  21
Item 6.  Directors, Senior Management and Employees Compensation . . . . . . . . . . .  34
Item 7. Major Shareholders and Related Party Transactions. . . . . . . . . . . . . . .  42
Item 8. Financial Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
Item 9.  Listing Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
Item 10. Additional Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
Item 11. Quantitative and Qualitative Disclosures about Market Risk. . . . . . . . . .  49
Item 12.  Description of Securities other than Equity Securities . . . . . . . . . . .  53

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
Item 13. Defaults, Arrearages and Delinquencies. . . . . . . . . . . . . . . . . . . .  54
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds  54
Item 15.  Intentionally omitted. . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
Item 16.  Intentionally omitted. . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
Item 17.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
Item 18.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54
Item 19.  Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54

                                  INTRODUCTION

     VI Group plc is a public limited company incorporated in England, which conducts its operations through subsidiaries. The term "VI Group" or the "Company" as used in this Annual Report on Form 20-F (the "Annual Report") refers to VI Group plc and/or its subsidiaries, as appropriate.

     The consolidated financial statements of the Company as of and for the year ended December 31, 2002 are presented in conformity with generally accepted accounting principles in the United States ("US GAAP").

     The principal office of the Company is located at The Mill, Brimscombe Port, Stroud Gloucestershire GL5 2QG, United Kingdom and its telephone number is 011-44-1453-732900.

                                     PART I

ITEM 1. DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3. KEY INFORMATION.

                    A.   Selected Consolidated Financial Data
                         ------------------------------------



     The following selected financial data for the years ended December 31, are derived from the consolidated financial statements attached hereto or previously filed on Form 20-F. This information should be read in conjunction with the consolidated financial statements and the operating and financial review and prospects contained in Item 5 of the Annual Report.

Amounts in thousands of USD, except per share data

                                                  Year  ended December 31

                                         2002     2001     2000     1999     1998
                                       --------------------------------------------
Net revenue                             11,277    9,308    8,443    7,339    6,834
Cost of revenue                         (2,385)  (2,007)  (1,845)  (1,807)  (1,377)
                                       --------------------------------------------
GROSS PROFIT                             8,892    7,301    6,598    5,532    5,457

OPERATING EXPENSES
Selling expenses                         4,412    3,051    2,703    2,375    2,735
Administrative expenses                  2,700    1,982    1,595    1,714    1,811
Product development                      1,439    1,260    1,563      762      967
Re-organization costs                        -        -        -        -      371
                                       --------------------------------------------
TOTAL OPERATING EXPENSES                  8551    6,293    5,861    4,851    5,884
                                       --------------------------------------------
INCOME (LOSS) FROM OPERATIONS              341    1,008      737      681     (427)
Interest income, net                        35        2       31       17       17
                                       --------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES          376    1,010      768      698     (410)
Income taxes                              (450)    (415)    (412)    (306)    (181)
                                       --------------------------------------------
Net income (loss) after income taxes       (74)     595      356      392     (591)
Minority interest                            -        -        -        -        -
                                       --------------------------------------------
NET INCOME (LOSS)                          (74)     595      356      392     (591)
                                       ============================================

Earnings (loss) per share:


Basic ($)                               (0.002)    0.03     0.02     0.02    (0.03)
Diluted ($)                             (0.002)    0.03     0.02     0.02    (0.03)

Weighted average number of shares
outstanding in thousands
Basic                                   31,228   20,642   20,210   20,000   18,573
Diluted                                 31,228   20,673   20,268   20,033   18,573

BALANCE SHEET DATA:

                                                     As at December 31
Amounts in thousands of USD               2002     2001     2000     1999     1998

                                       --------------------------------------------
Cash and cash equivalents                1,907      746    1,072    1,324    2,123
Net current assets                       6,250    3,052    2,667    3,108    3,047
Total assets                            15,382    8,146    6,621    5,609    6,379
Total liabilities                       (5,330)  (3,619)  (2,910)  (2,187)  (3,093)
Total shareholders' equity             (10,052)  (4,527)  (3,711)  (3,422)  (3,286)

                         B.   Not applicable

                         C.   Not applicable

                         D.   Risk Factors
                              ------------

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements relating to the Company's operations that are based on management's current expectations, estimates and projections about the CAD/CAM software business in the mechanical engineering sector. Words such as "anticipates", "expects", "intends", "plans", "targets", "believes", "seeks", "estimates", and similar expressions are intended to identify such forward-looking statements. These statements are not statements of fact or guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that could cause actual results to differ materially are the effects of any failure by the Company to upgrade its products quickly enough to keep pace with changes in software technology in the Company's market, the effects of larger companies requiring their sub-contractors to conform to the existing CAD/CAM systems of such large companies, patents, copyrights or intellectual property rights owned by others, the availability and cost of financing for the Company's operations, capital expenditures and future acquisitions, termination of licensing agreements for software components utilized by the Company, termination of distribution relationships, the ability of the Company to attract and retain necessary skilled employees and currency fluctuations. In addition, such statements could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed herein also could have material adverse effects on forward-looking statements.

     THE COMPANY'S PRODUCTS MAY BE RENDERED OBSOLETE IF THE COMPANY IS UNABLE TO UPGRADE ITS PRODUCTS QUICKLY ENOUGH TO KEEP PACE WITH THE RAPIDLY CHANGING
SOFTWARE  TECHNOLOGIES  OF  THE  CAD/CAM  MARKET.

     Software technologies in the rapidly changing CAD/CAM market for the mold and die sector can become obsolete or less competitive if not regularly advanced. The Company's internal development aims to ensure that its products are continually upgraded to take account of changes, while the product development of competitors is also monitored.

     Despite the Company's commitment to development there are dangers that mold design or manufacturing processes and technologies may change or be introduced which shorten the expected life time of the Company's products.

     THE POTENTIAL MARKET FOR THE COMPANY'S PRODUCTS COULD BE SUBSTANTIALLY REDUCED IF LARGER COMPANIES REQUIRE THEIR SUB-CONTRACTORS TO CONFORM TO THEIR EXISTING CAD/CAM SYSTEMS.

     The Company is exposed to the risk that larger companies, who have extensive design and management systems, may require that their sub-contractors and suppliers use the same CAD/CAM systems used by those companies. In this case the potential market for the Company's products would be reduced. At present, most of the Company's customers are not generally under this pressure which applies particularly in the upper tier supplier levels of the automotive sector.

     IF THE COMPANY FAILS TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, OR IS UNABLE TO OBTAIN THE RIGHT TO USE TECHNOLOGIES OWNED BY OTHERS, ITS BUSINESS COULD BE MATERIALLY IMPAIRED.

     THE COMPANY'S INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATELY PROTECTED.

     THE COMPANY PRESENTLY DOES NOT HOLD ANY PATENTS OR COPYRIGHTS, NOR DOES THE COMPANY INTEND TO OBTAIN ANY PATENTS IN THE FUTURE. The Company however, does have common law copyright protection for all of its software. The Company also attempts to protect its proprietary rights to its software with license agreements and with the registration of trademarks. The licensing agreements between the Company and its customers typically provide that the Company retains the proprietary rights to the software. Nonetheless there is a possibility that disputes may arise regarding the ownership of the software. The Company also has developed technical safeguards and password requirements within the software itself that are designed to prevent unauthorized use of the software and aim to ensure the integrity of the systems.

     An entity which reverse engineers the Company's software would be able to copy and re-market the software in direct competition with the Company. This risk is most relevant in developing countries where legal remedies are weakest and the technical support for the maintenance and repair of the products is not perceived as fundamental.

     The Company has developed and utilizes software in collaboration with various software developers. In this case the Company has entered into agreements that provide for the Company's right to market and distribute the products containing these component technologies. However, it is possible for disputes to arise in relation to the validity of these rights.

     THE COMPANY'S SOFTWARE PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     Companies in the technology industry frequently receive claims of patent or copyright infringement or the infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against the Company regarding its existing products or with respect to future products under development. The Company has entered into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that it infringed on the other parties' proprietary rights. Thus, the Company may receive notification of alleged infringements in the future. The Company may not in all cases be able to resolve such allegations through licensing arrangements, settlement, alternative designs or otherwise. The Company may take legal action to determine the validity and scope of the third party rights or to defend against any allegations of infringement. In the course of pursuing any of these means the Company could incur significant costs and diversion of its resources. Due to the competitive nature of the industry, it is unlikely that the Company could increase its prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent it from selling some of its products in certain markets or result in settlements that require payment of significant royalties that could adversely affect the Company's ability to price its products profitably.

     IN ORDER TO FUND THE COMPANY'S OPERATIONS AND BROADEN THE RANGE OF, AS WELL AS UPGRADE, ITS PRODUCTS, THE COMPANY MAY NEED ADDITIONAL CAPITAL IN THE FUTURE THAT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, IF AT ALL.

     The Company may need additional capital in the future to fund its operations, finance investments in equipment and corporate infrastructure, to increase the range of products it offers and respond to competitive pressures and perceived opportunities. Cash flow from operations may not be sufficient to cover the Company's operating expenses and capital expenditure needs. Any needed additional financing may not be available on terms acceptable to the Company, if at all. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing investors could be diluted and the new investors might obtain terms more favorable than previous investors. If the Company raises additional funds through debt financing, the Company could incur significant borrowing costs. A failure to obtain additional funding could prevent the Company from making expenditures that allow it to grow its business, maintain its operations or to make acquisitions in order to strengthen its position in the market and achieve its strategic goals.

     THE CAD/CAM MARKET IN WHICH THE COMPANY OPERATES IS HIGHLY COMPETITIVE, WHICH COULD RESULT IN LOST SALES AND LOWER REVENUES.

     The development of software to enhance design and manufacturing processes is highly competitive. The Company faces competition from numerous companies for all of its products. The risk factors in relation to competitors varies broadly according to the two principal types of competitor that the Company faces and can be classed according to their approach to the market.

     The first type of competitor approaches the full range of industrial sectors involved in mechanical engineering and that benefit from CAD/CAM technology in that they provide generic solutions to those companies designing or making mechanical systems and components. This type of competitor includes the largest CAD/CAM suppliers such as Parametric Technology, Dassault Systemes of France and Unigraphic Solutions Inc. Such companies have substantially greater manufacturing, financial, marketing and research and development resources than the Company.

     The second type of competitor offers tailored solutions to the mold and die sector. This type of competitor includes Cimatron (USA) and Delcam (UK) and Missler (France). These companies may offer new or improved features which are specific to the Company's chosen sector and may cause a decline in revenues until such time as the Company can offer similar facilities.

     New competitors have only rarely appeared over recent years but this possibility could require the adoption of newer technologies and additional development costs to minimize the sales effect of any new entry.

     A DISRUPTION IN THE SUPPLY OF PRODUCTS FROM THE COMPANY'S SUPPLIERS OR PRICE INCREASES FOR SUCH PRODUCTS COULD AFFECT PROFITABILITY.

     The strength of the Company's relationship with its dealers and suppliers is a significant factor in the Company's profitability. The Company's current arrangements with these dealers and suppliers are not guaranteed to remain in place long term. There are about 60 distributors employed by the Company with most agreements requiring between six months and one years notice of termination. One distributor Mecadat Gmbh (11%) represented 10% or more of revenues in 2002. These distributors maintain networks of dealers, which could continue the business in the regions if they no longer wished to follow the business. If this distributor terminates its existing agreement with the Company, the Company could suffer a temporary but significant loss of revenue.

     THE TERMINATION OF THE COMPANY'S LICENSING AGREEMENTS FOR TECHNOLOGIES FROM THIRD PARTIES COULD RESULT IN SIGNIFICANT COSTS, DELAYS IN PRODUCT DEVELOPMENT AND EFFECT THE COMPANY'S PROFITABILITY.

     At present the Company licenses a number of component software technologies from third parties. Each of these component libraries are licensed under agreements. The Company considers that early termination by a third party of any of the five material agreements is unlikely, however, replacement of such licenses may involve a delay in delivering products containing new libraries with consequential revenue losses and profitability effects. No material agreement has a specific termination date earlier than June 2003 and all material agreements are renewable beyond the term of the current agreement.

     Where the Company believes the library to be critical to the Company's overall success or where it would be particularly difficult to replace (2 agreements) the Company has made suitable arrangements to obtain the source codes and rights to incorporate the library in the event that the supplier fails to continue its development. No guarantee can be made that the Company will be able to correctly integrate these source codes with the Company's products and in these circumstances could also result in delaying the production of new products and cause additional engineering expenses.

     In the future, the Company may need to obtain further license rights to patents or other intellectual property held by others. Unless the Company is able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit the Company's development. Licenses granting the Company the right to use third-party technology may not be available on commercially reasonable terms, if at all.



     THE CURRENT DEPRESSED GENERAL ECONOMIC AND MARKET CONDITIONS COULD CAUSE DECREASES IN DEMAND FOR THE COMPANY'S PRODUCTS, WHICH COULD NEGATIVELY AFFECT THE COMPANY'S REVENUE AND OPERATING RESULTS.

     Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or cancelling software purchasing decisions. If demand for the Company's products decreases, the Company's revenues may decrease and operating results would be negatively impacted.

     THE COMPANY EXPECTS TO ACQUIRE BUSINESSES AS PART OF ITS BUSINESS STRATEGY AND

WILL NEED TO INTEGRATE THEM SUCCESSFULLY OR ITS BUSINESS AND RESULTS OF OPERATIONS COULD SUFFER.

Acquisitions are an integral part of the Company's business strategy. The Company is actively engaged in identifying and evaluating potential acquisition candidates. Any potential acquisition could be material in size and involve the issuance of significant new debt or equity securities and/or the payment of substantial cash consideration. If the Company funds acquisitions in whole or in part through the issuance of equity securities, its existing shareholders may experience substantial dilution. If the Company raises additional funds through debt financing, the Company could incur significant borrowing costs. The Company may also be required to make significant investments in acquired companies to facilitate commercialization of its own products or to support the integration of the acquired company's operations with the Company's operations. Any acquisition may also involve significant management time and attention, which could cause a disruption to the Company's overall operations.

     Although the Company has had no particular difficulties in absorbing prior acquisitions, the Company recognizes that integrating different businesses or software products from future acquisitions could prove difficult to manage and runs the risk of delaying current product projects.

     If the Company is unable to successfully integrate any newly acquired business or technologies, it may be unable to achieve its strategic goals and its business could suffer.

     COMPETITION FOR SKILLED EMPLOYEES IN THE CAD/CAM INDUSTRY IS INTENSE, AND THE COMPANY MAY HAVE DIFFICULTY ATTRACTING AND RETAINING THE SKILLED EMPLOYEES IT NEEDS TO EXECUTE ITS GROWTH PLANS.

     The Company's future success will also depend on its ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Competition for such employees in the Company's industry is intense and many companies use aggressive recruiting techniques. The Company has from time to time experienced, and expects to continue to experience in the future, difficulty in hiring employees with appropriate technical qualifications. In particular, the Company's Italian development group has recently been forced to expand its search for experienced programmers to a national level rather the local area previously canvassed. The Company may not be able to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. If the Company does not succeed in attracting and retaining skilled personnel, its ability to operate and expand its business could suffer. Furthermore, the Company's recruitment of employees from its competitors could be challenged by their former employers, which could result in litigation costs and the loss of those employees.


     THE COMPANY GENERATES A SIGNIFICANT PORTION OF ITS REVENUE OUTSIDE THE UNITED KINGDOM AND IS THEREFORE SUBJECT TO ADDITIONAL RISKS ASSOCIATED WITH THE EXTENT OF ITS INTERNATIONAL OPERATIONS.

     The Company's revenue and results of operations are subject to fluctuations in general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. Such risks are higher from areas outside of the United States and member countries of the European Union, which accounted for 16% of revenues in 2002, 21% of revenues in 2001 and 24% in 2000. The majority of such revenues were from countries in Asia where the revenues fell by close to 18% during 2002 compared to 2001, whereas in 2001 revenues were 9% lower compared to 2000.

     CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS.

     The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. In the future, the Company expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in foreign currency exchange rates may have a significant effect on the company's results of operations.

     As a result of the strengthening Euro relative to the US dollar, during 2002 the revenue growth was 21% when presented in US dollars, whereas had the currency rates remained similar to those in 2001 it would have been17%.

     As a result of the weakening Euro relative to the US dollar, during 2001 the revenue growth was 11% when presented in US dollars, whereas had the currency rates remained similar to those in 2000 it would have been 17%.


     Also, as a result of the weakening Euro relative to the US dollar, during 2000 the revenue growth was 15%, whereas had the currency rates remained similar to those in 1999 it would have been 26%.

     Due to the fact that costs and revenues are matched to a significant extent, the overall effect on net income was much less significant than the effect on revenues.


     The extent of exchange gains and losses arising on foreign currency transactions and included in determining net income were a loss of $27,000 in 2002, a loss of $10,000 in 2001, and a gain of $77,000 in 2000.


     THE EFFECT OF SEVERE ACUTE RESPIRATORY SYNDROME (SARS) ON THE MARKET FOR THE COMPANY'S PRODUCTS

Severe Acute Respiratory Syndrome is a disease for which there is currently no known remedy and has originated in the Far Eastern countries during the early part of 2002. Health authorities (including the World Health Organization), governments and immigration departments have placed travel restrictions or travel recommendations on people travelling to or from the most affected countries and regions. This has caused the postponement of business trips and the cancellation of important trade exhibitions, some of which are important to the mold and die sector that is the target market for the Company's products. If SARS spreads further, causes further cancellations and remains un-remedied then VI revenues and earnings may fall or suffer as a result of the restrictions on travel or isolation of some market areas.

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS.

     The Company is a public limited company incorporated under the laws of England and Wales. A majority of the Company's directors and executive officers named in this Annual Report are residents of countries other than the United States. All or a substantial portion of their assets and the Company's assets are located outside the United States. As a result, it may not be possible for a shareholder:

- to effect service of process within the United States upon the Company or a majority of its directors and executive officers;

- to enforce in the United States courts or outside the United States judgments obtained against the Company or a majority of the Company's directors and executive officers in the United States courts in any action, including actions under the civil liability provisions of United States securities laws; or

- to enforce in the United States courts judgments obtained against the Company or a majority of the Company's directors and executive officers in the courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of United States securities laws.

- Parties may also have difficulties enforcing liabilities under the United States securities laws in original actions brought in courts in jurisdictions located outside the Unites States.

     The Company has been advised by Addleshaw Goddard, its English legal counsel, that there is doubt as to the enforceability of liabilities against the Company and/or its directors and executive officers in the United Kingdom in original actions or in actions for the enforcement of judgments of United States courts predicated upon the federal securities laws of the United States. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only the Company can be the proper plaintiff in proceedings in respect of wrongful acts committed against the Company.

     THE RIGHTS OF THE COMPANY'S SHAREHOLDERS MAY DIFFER FROM THE SHAREHOLDER RIGHTS OF A U.S. CORPORATION.

     The rights of shareholders are governed by English law, including the Companies Act 1985, and by the Company's Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

ITEM  4.  INFORMATION  ON  THE  COMPANY.

                                  Introduction
                                  ------------

     The Company designs, develops, manufactures, markets and supports a family of modular, high-performance, fully integrated computer-aided design/computer-aided manufacturing software ("CAD/CAM") focused on the mold and die sector. The Company's products provide an integrated design-through-manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations. These product lines provide customers with a wide array of design and building capabilities that are adaptable to many types of machining techniques and tools. As a result, the Company's products are especially popular in the manufacturing segment of the CAD/CAM market, particularly among mold, tool, die and fixture makers. The Company is committed to providing mold, tool, die and fixture makers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with vendors and decrease delivery time.

     The Company's revenue has increased every year since its foundation in Italy in 1988 with both its product range and sales network expanding to compete in nearly all of the world's leading industrial markets. At present, the Company has subsidiaries in the UK, Italy, the US and Japan and sales offices in France.

                    A. History and Development of the Company
                       --------------------------------------

     The legal and commercial name of the Company is VI Group plc and its date of incorporation was November 5, 1997 as Deepcredit Limited. The Company is domiciled and operates under the laws of the United Kingdom specifically pursuant to the Companies Act of 1985. The Company was created to consolidate and re-organize Vero International Software S.r.l. (hereinafter "Vero") and its subsidiaries in the U.K. and the U.S. with the U.K. entity becoming the parent company. On February 25, 1998 the name of the Company was changed to VI Group Ltd. On March 16 1998 the Company was re-registered as a public company limited by shares. Its principal place of business is: The Mill Brimscombe Port, Stroud, Gloucestershire, GL5 2QG, U.K., the telephone number is 011-44-1453-732900.

     Vero was founded in Northern Italy in October 1988 by one of its current executive directors and a former executive director: Donald A. Babbs and Ezio Galardo respectively, under the name Vero. By 1990, Vero had opened a UK sales office and had a growing Italian user base. Vero traditionally developed its products for the promising, but technically demanding personal computer, ("PC") market. Vero was one of the world's early purchasers of a compiler which broke the 640 Kbytes memory barrier leading to Vero's development of the edge surface modeler. The modeler was soon incorporated with machining software to provide one of the first surface machining software packages on the PC.

     The development of the modeler further fueled sales which grew steadily through the early nineties. Thereafter, Vero took a further technology step by incorporating a solid modeler in its products in 1995, which maintained its competitive advantage and growth. As a dedicated PC software provider Vero quickly adopted the de-facto Windows standard, as it became available. Vero established relationships with important distributors in Japan and the Far East in the mid-nineties and spread its geographic coverage to the United States for the first time in 1997. Funding for the Company initially came from the founders, bank loans and cash flow.

     The Company completed its reorganization and made a fully subscribed and successful public offering as VI Group plc. (the name "Vero" being unavailable) on the London Stock Exchange's Alternative Investment Market ("AIM") in April of 1998. The Company issued 5,600,000 ordinary shares of 0.5p per share at a price of 50p per share and raised $4.0 million after expenses.

     Thereafter, the Company moved its commercial activities and headquarters from Italy to England in the same year. Ultimately, the Company has utilized the proceeds of the public offering in its expansion worldwide including marketing and sales activities, relocation and office expansion and supplementing its working capital. The Company also used approximately $900,000 of the proceeds of the offering to purchase minority interests in the subsidiary companies, including fees.

     In May 2000, the Company acquired an Italian software company, called Vero Technologie S.p.A. (formerly known as Tecnocam, S.p.A.) for 360,000 ordinary shares of the Company and $349,000 in cash to secure valuable products and knowledge and experience in the field of progressive die design.

     On March 2, 2001 Ubiquity Software Corporation Ltd a UK company, sold the assets of its Electronic Data Interchange (EDI) division to Vero International Software UK Ltd, a UK subsidiary of the Company ("VERO UK"). The EDI division sells software and systems for the secure transfer of CAD and CAM files data for the automotive industry in the United Kingdom. This division was purchased by VERO UK for a total consideration of $361,000.

     On May 7, 2002, the Company successfully completed a placing in the United Kingdom of 14,651,166 ordinary shares of 0.5 pence, raising $4.6 million before expenses

     On July 1, 2002, the Company's U. S. subsidiary, Vero International, Inc. acquired the Company's Canadian distributor Vero Tooling Solutions, Inc. for the nominal sum of one dollar plus the assumption of debt in the amount of $355,000 and forgiveness of debt in the amount of $259,000 and entered into employment agreements with the two former owners. The acquired subsidiary will continue to sell the Company's software in the Toronto area and will be integrated with the Company's Michigan office and headquarters of Vero International Inc.

     On August 29th, 2002, the Company sold its Prague based Czech company VISI Sro to the management of that office for a consideration of $33,000 to be paid over three years. VISI Sro will continue to sell the Company's product as part of a distribution agreement for the area.

     On August 1, 2002 the Company opened a branch offices in Lyon and Lille in France. The offices will provide sales and support services for the French market.

     On September 28th 2002, the Company acquired the Machining Strategist 3D CAM business of NC Graphics (Cambridge) Ltd. and Arthur Flutter of England . The acquisition included goodwill, interests in copyrights , transfer of 8 staff including the development team employees, transfer of 8 foreign dealer agreements and UK based end-user customers. Total consideration was 1.25 million pounds (approximately $1.87m) with 1.0 million pounds (approximately $1.5m) being paid in cash and 250,000 pounds (approximately $0.37m) in ordinary shares of the Company. Proceedings have been initiated against the Company by NC Graphics (Cambridge) Limited ('NCG') for the payment of disputed invoices arising from the acquisition by the Company of NCG's Machining Strategist business, totalling $172,000 It is the Directors' view that this claim is without merit and the Company has advised, through its solicitors, of its intention to vigorously defend this claim. The Company has notified NCG of its intention to pursue, as part of these proceedings, a counterclaim for substantial damages arising from NCG's failure to comply with certain terms of the agreement relating to the acquisition of the Machining Strategist business.

     On October 28th, 2002, the Company successfully listed its American Depositary Shares (ADS's) on the American Stock Exchange with each ADS representing 20 of the Company's ordinary shares.

On January 10th, 2003 the Company issued a convertible debenture of $1.0m and entered into an agreement, subject to approval by existing stockholders at an extraordinary general stockholder meeting for a possible further investment of between $2.0m and $4.0m in newly created preference share In the event that the Company does not receive shareholder approval for the creation of the above preference shares the convertible debenture will be repaid and the Company will pursue other sources which may be available to it in its attempt to secure financing in the United States or in England in order to fund potential acquisitions. If another source of financing is not available the Company will not be in a position to pursue significant acquisitions.

     The Company ended its long term distribution agreement in Japan by executing a termination agreement with the existing distributor on November 6th 2002 to become effective on April 1st 2003. The Company successfully applied for and set up a wholly owned Japanese based subsidiary , Vero Japan kk to carry on the work previously undertaken by its former Japanese distributor. The newly formed subsidiary was registered in Tokyo on April 1st 2003.

     There have been no public takeover offers of the Company to date.

     Investments in property, plant and equipment amounted to $701,000, $282,000, $149,000 during 2002, 2001 and 2000 respectively.


     Expenditures on research and development amounted to $1,439,000, $1,260,000 and $1,563,000 during 2002, 2001 and 2000 respectively. The increase in expenditures in 2002 was as a result of the OEM agreement with NC Graphics (Cambridge) Ltd and three months of operations of the Cambridge Technology Centre following the acquisition of the Machining Strategy business. These costs accounted for approximately 41% of the increase, in the ongoing product development activity.

     There are currently no major contracts or investments in progress other than general renewal and maintenance of existing assets and purchases made to equip new employees.

                              B. Business Overview
                                 -----------------

     OPERATIONS  AND  PRINCIPAL  ACTIVITIES.

The Company designs, develops and supplies CAD/CAM software intended for use in the mechanical engineering sector. Except for the newly acquired Machining Strategist product the Company markets its products as modular software packages under its trademark VISI-Series. These products offer high performance facilities for the design and manufacture of mechanical components and tools, using standard Windows TM based computer platforms.

     Background to the Development of CAD (Computer Aided Design)/CAM (Computer Aided Manufacture). Over the last 30 years CAD/CAM has revolutionized engineering design and methodology. In the 1970's engineers designed components, as well as the tools and processes used to manufacture them by hand on sheets of paper. Today, fast and extremely accurate computerized design and production of complex components is an everyday requirement for engineers. CAD/CAM software enables manufacturers to manage the entire operation on computers, from the designers' first sketches, through mechanical design to production planning.

     Many manufacturers of mechanical components follow design and building processes in which each phase is distinct but highly integrated. The process normally begins with the conceptual design of a product followed by a detailed study of its component parts and, on occasions, by the production of a prototype. The prototype is then examined to evaluate the original design, this may lead to improvements or specification changes. Next the production planning of components, including the specification of tools, fixtures, molds and dies, is undertaken. The item, or its mold form, is machined and finished, readied for assembly, tested and shipped.

     Manufacturers are continually under pressure to reduce the time taken for the design and building processes, as well as to produce a higher quality product at lower cost. These market pressures have lead to the search for more efficient methods either to integrate these processes or to perform them concurrently, hence the development of CAD/CAM technologies. When CAD/CAM technologies first became available they were relatively expensive and complex to implement, therefore primarily larger companies were able to use them. These larger companies encouraged their traditional sub-contractors to invest in the emerging CAD/CAM technologies and, as a result, lower cost systems (albeit with lower functionality) began to emerge in the 1980's.

     In the early 1990's, in the quest for greater efficiency, manufacturers also sought to identify processes such as design studios (concept phase), project management (detail design and drafting), mold making (tooling phase), model makers (prototype production) and machine shops (production phase), that could be 'out-sourced' or carried out by smaller companies specializing in each phase. This out-sourcing has increased the number of companies dedicated to these processes and this in turn has further fueled the growth of the lower cost CAD/CAM market. CAD technology, which formerly covered the detail design area, now also includes surface modeling, solid modeling and the more complex requirements of conceptual design and prototyping.

     Many CAM users have also invested in CNC (Computerized Numeric Control) machine tools, which provide the benefits of higher accuracy and a greater flexibility in machine tool operations and manning. CNC machine tools require extensive programming. CAM software provides the ability to convert design drawings or prototype models into numeric data for the tool to follow. In addition, reverse engineering technologies convert model data generated by laser scanners and touch probes to mathematical and computer visualized forms.

     CAD/CAM technologies have become both more advanced and more affordable to the small design and manufacturing organizations due to the parabolic increase in and lower cost of personal computing power in recent years. These organizations produce molds and dies that form the Company's core market. The Company has also developed highly specialized solutions for vertical markets such as plastic injection molding and the production of progressive dies that can achieve higher productivity than the more generic CAD/CAM systems.

     Strategic Direction of the Company. In order to retain a competitive edge the Company has maintained both CAD and CAM expertise, sought out specialist sectors requiring 3D solutions, and made those software solutions available for PC platforms. As a result, the Company is in a strong position to serve those mold and die manufacturers that have moved towards the use of CAD/CAM technologies. These strategies have been a significant factor in the Company's continued growth.

     The Company has also built specific software products for the mold and die making sector (itself subsets of the mechanical engineering sector). The Company is presently one of only a limited number of CAD/CAM suppliers operating within this niche market.

     The increasing power of PCs has made it possible to perform complex geometrical and design computations and to stimulate machining operations. The increased sales of CNC machine tools together with, in the Company's opinion, an increase in the outsourcing of manufacturing, has lead to an increasing demand for CAD/CAM products. This can be seen particularly among small and medium-sized sub-contractors, mold makers, project design offices and machine shops.

     The Company maintains and services its software products through regular issues of upgrades and software maintenance agreements. In the technical software environment, the Company stresses the importance of support and consultancy in winning and retaining customers. Accordingly the Company and its representatives have established more than sixty (60) Competence Centers, which have dedicated help lines, training centers and support staff to advise on CAD/CAM specification and implementation. All the technical support for both the Company's offices and Competence Centers are linked via Internet E-mail and provide facilities for the exchange of data and customer feedback reports.

     The Company's products are designed and specified by engineers who attempt to incorporate in their designs the feedback received from the Competence Center's own marketing units. Development is shared between the Company's UK and Italian based facilities with mathematicians, software engineers, electronic engineers and mechanical engineers operating in teams to produce and maintain individual projects. New products evolve as a direct result of client requirements and feedback, new geometry techniques, enabling technologies and progress in computing power.

     PRODUCTS.

     The Company sells two product lines. A series of modular software products under the registered trade name of VISI-Series. This proprietary collection of software modules features a common geometrical or design base, which can be configured to provide different software configurations to match customer needs. The Company also sells the newly acquired Machining Strategist product to provide shop floor based 3D CAM solutions.

     Much of the Company's success is due to its strategic and technological choices, which include the incorporation of both surface modeling and solid modeling, the use of C++ programming language and adoption of the Windows TM based operating systems. Currently, the Company's products are designed to run on all versions of the popular Windows TM operating systems, making complex
CAD/CAM  technologies  available  to  a  wider  audience.

     With VISI-Series and Machining Strategist the Company aims to:

-    Present  an  easily  understandable,  yet  intuitive  interface.
- Build specific and productive CAD/CAM solutions on a common base for niche markets.
-    Provide  a  complete  means  of  transmitting  numerical  shape data across
     CAD/CAM  and  other  system  technology  interfaces.
- Provide modular packages with a common interface and a common database to cover a broad range of machining and scanning technologies, that are useful to the mold & die sector.
- Maintain the process advantage by increasing integration between CAD/CAM and other allied technologies.
- Provide an open platform environment for third-party development of complementary solutions.
- Maintain a competitive edge by experimenting and incorporating new technologies, as they become practicable.

- Offer an automated approach to defining 3D machining programs on the shop floor

     The software products that make up the two product lines contain a context sensitive on-line help facility. Products are available in many languages including English, Italian, German, Spanish, French, Japanese, Mandarin, Korean, Czech, Bulgarian and Turkish.

     Software products are supplied as a standard package including technical manuals, guides and the software itself on a CD-ROM. The Company's software products and documentation are provided under license agreements with the customers, which seek to secure protection of the code and other intellectual property. Use of the Company's software products is accessed by the provision of a password associated with the end-user's security key. The Company's
VISI-Series trademarks are registered in the UK, USA, Canada, Italy and Japan and registration has been applied for all countries included within the Madrid protocol.

The Company provides a software maintenance service for its products, gives technical support, software upgrades and consultation service to customers. As a result of the Company's dedication to service and commitment to development of cutting edge technology, it has relationships with some of its customers that have extended through three generations of software products.

     PRINCIPAL MARKETS.

     The Company sells directly to end users in the areas surrounding the Company offices in Turin, Milan, Venice and Rome in Italy, in England, Michigan in the U.S.A, Toronto in Canada, and Lyons and Lille in France. Direct sales provide substantial user feedback on product ideas and improvements. Direct sales represented fifty one percent (51%) of sales in 2002, compared to fifty percent (50%) of sales in 2001. The increase in direct sales is due to the expansion of the direct sales force in the U.S.A, Canada, France, Italy and the acquisition of the Machining Strategist product in the UK.

     The majority of indirect sales come through fifty-nine (59) re-sellers operating in thirty-eight (38) countries. Many of these are classified by the Company as Competence Centers that provide all pre-sale consultations, technical support, maintenance, customization and configuration services. Most Competence Centers sell the Company's products only, although some sell hardware or compatible solutions for other sectors.

     Some of the smaller markets such as Malaysia, Turkey or Chile are typically run by a single Competence Center with a few staff who operate a network of agents or promotional partners to cover the territory. They provide all local technical services and are visited and invited for up-date training at suitable points in every year.

     Below is a breakdown of the Company's total revenue by geographic market for the last three (3) calendar years.

                                                      DECEMBER 31,
                                              2002       2001       2000
     Net revenues
     Italy                                  $   4,520  $   4,120  $   3,584
     United Kingdom                             4,447      4,007      4,045
     United States                              2,095        950        609
     Rest of World                                215        231        205
                                                  ---      -----      -----
     Consolidated net revenues              $  11,277  $   9,308  $   8,443
                                              =======      =====      =====


Sales by geographic region reported in the table above are based on the location of the invoicing company. Sales from the United Kingdom include sales to the following geographic regions:
Europe $2,892,000, $2,720,000, and  $2,388,000 in 2002, 2001 and 2000
respectively. Asia $1,401,000, $1,213,000 and $1,548,000 in 2002, 2001 and 2000
respectively. North America $72,000, $0,and $0 in 2002, 2001 and 2000 respectively and Rest of the World $82,000, $74,000 and $109,000 in 2002,2001 and 2000 respectively .
Sales from the USA include sales to the following geographic regions: North America $2,050,000, $909,000 and $536,000 in 2002,2001 and 2000 respectively and
Rest of the World $61,000,$41,000 and $73,000 in 2002,2001 and 2000
respectively.



     The Company's sales fluctuate throughout the quarterly operating periods as a result of variable factors such as seasonal customer demand and timing of software releases. Seasonality may be influenced by a number of factors. In Europe, the third calendar quarter is generally weaker than the others because of well recognized summer vacation periods in July and August. Also the fourth quarter is traditionally the strongest because many mold and die companies buy capital goods products at the end of their financial or budget years which are predominantly calendar year oriented. In some countries particularly in Asia where more customers purchase upgrades in preference to maintenance agreements, sales are stronger following the issue of a new software release. During the second quarter 2002, revenues were adversely affected by world events, with some business being deferred to the fourth quarter.

Seasonality  for  revenues  has been as follows for the 2002 quarters (as a % of
--------------------------------------------------------------------------------
annual  revenue):
-----------------

     Year          1st  Quarter   2nd  Quarter   3rd Quarter   4th Quarter
     ----          ------------   ------------   -----------   -----------

     2002              21%            21%           15%            43%
      MARKETING.

     The Company employs a broad series of marketing activities to promote its products and develop name recognition and visibility. The Company uses print and online advertising, online promotions, and regional marketing development in an effort to further penetrate the tooling segment of the CAD/CAM market. In addition to online promotions, the Company uses the Internet as a marketing tool that increases its visibility in the market place, offers downloadable product demonstrations and facilitates communication between the Company and its clients. The Company also employs three distinct marketing strategies to strengthen its position in the market place. The Company's three marketing strategies are as follows:

     Product Strategy: For the past four years the Company has focused the VISI-Series products as specialist CAD/CAM software for the niche "mold and die" sector. Providing specialist solutions for a single sector has enabled the Company to position itself as a potential reference point for this niche market sector and has added significantly to its customers' productivity. By adding and building-in the knowledge of a specific design or manufacturing process, the resulting software is substantially more productive in achieving results compared to even third generation CAD systems.

     Internet Strategy: The Company believes that by adopting a number of measures to more forcefully adapt its business to the Internet it could increase margins, gain competitive advantage, and provide valuable customer services.

     The Internet is currently used to provide technical support for all dealers and customers, internal communications and reporting as well as supporting website information for customers and investors. The Company currently makes extensive use of the Internet by offering helpdesk and an FTP service for dealers and an on-line support service, for both Competence Centers and end users. In addition, upgrades and system improvements are also offered to customers via the Internet.

     The Company is working to provide some downloadable options to its CAD/CAM product range. At present, the availability of all applications is limited by the bandwidths available to customers, which restricts the accessibility of large CAD/CAM applications. Such downloadable options will provide some direct purchasing possibilities when sufficient bandwidth becomes more widely available to the Internet Infrastructure

     Acquisition  Strategy:  The  Company  has  developed manufacturing software
(CAM) applications for more than 12 years and attains much of its revenue from CAM software or applications allied with CAM software. The Company believes that the CAM market is highly fragmental with approximately 50 competing suppliers. Some of these suppliers operate in a single geographic market or manufacturing segment. Some have failed to adopt the latest solid modeling and three dimensional technologies and others have falling sales. For these reasons the Company believes the CAM market may be ready to consolidate in much the same way as the CAD market has reduced the number of global suppliers from around thirty to ten over the last decade.

     The Company believes that by combining the right CAM and/or component technology companies with sector based products or interlocking geographic distribution it could become a larger broad based CAM company that provides a greater range of applications to a wider geographic area.

     To this end the Company made its first such acquisition in purchasing the Italian company Vero Tecnologie S.p.A in 2000 to attain its component technology for the manufacture of progressive die. This acquisition broadened the Company's manufacturing offering as well as strengthening sales and distribution of its products in the Milan area of Italy.

     On March 2nd, 2001 Ubiquity Software Corporation Ltd a UK company sold the assets of its Electronic Data Interchange (EDI) division to Vero International Software UK Ltd, a UK subsidiary of the Company ("VERO UK")(See Item 4A for a description of this acquisition).

     On July 1, 2002, the company's U.S. subsidiary, Vero International, Inc. acquired the Company's Canadian distributor. (See Item 4A for a description of this acquisition).

     On September 28th, 2002 NC Graphics (Cambridge) Ltd a UK company sold its Machining Strategist 3D CAM to VI Group plc (See Item 4A for a description of this acquisition).

     PATENTS,  LICENSES  AND/OR  CONTRACTS.

     The Company seeks to protect the proprietary rights to its software through contract provisions, license agreements and the registration of trademarks. The Company sells a series of modular software products under the registered trade name VISI-Series. The Company's trademarks are registered in the UK, USA, Canada, Italy and Japan and the Company has applied for registration in all member states countries of the Madrid protocol.

     The Company's software products and documentation are provided under license agreements that provide for the protection of all intellectual property. The use of the Company's software is accessed by the provision of a password associated with the end-user's security key. The Company generally enters into confidentiality or license agreements with its employees, resellers, customers, consultants, and corporate partners, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information the Company regards as proprietary. Although the Company utilizes software security devices and/or key codes to prevent unauthorized use or copying of its products, preventing unauthorized use of software is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as do the laws of the United States and the United Kingdom. (See, Risk Factors, Item 3.D).

     COMPETITION.

     The CAD/CAM software industry, characterized by rapid advances in technology and evolving customer requirements, is highly competitive. The Company faces competition from numerous companies in all of its products. Also, some of the Company's competitors are larger and more established, benefit from greater market recognition and have greater financial, production and marketing resources than the Company. The Company believes that due to the increasingly larger number of companies that operate in this market, it has no major single competitor or group of competitors. The principle factors permitting the Company's products to compete successfully against its competitors' products are: (i) the compatibility of the Company's products with other software applications and existing and emerging industry standards; (ii) the Company's ongoing product development;
(iii) the offering of innovative products that incorporate both surface modeling and solid modeling, use the C++ programming language and adopt the Windows TM operating system; (iv) the level and breath of the Company's technological integration; (v) the technical expertise and support provided by the Company through its Competence Centers; (vi) the reputation of the Company among its providers as well as customers; and, (vii) the cost-efficient pricing of ownership of the Company's products coupled with the products' high-end capabilities.

MATERIAL EFFECTS OF GOVERNMENT REGULATIONS. None.

                          C. Organizational structure.
                             ------------------------

     SUBSIDIARIES.

     As of December 31st 2002 the Company had the following subsidiaries all of which are engaged in the development, marketing and distribution of the Company's products:

                                        Percentage  Country of
                                        ownership   incorporation
                                        ----------  --------------
Vero International Software S.r.l.            100%  Italy
Vero International Software UK Limited        100%  United Kingdom
Vero International, Inc.                      100%  USA
*Vero Sistemi e Consulenze S.r.l.             100%  Italy
**Vero Tooling Solutions, Inc.                100%  Canada
Vero Tecnologie S.p.A.                        100%  Italy

*Wholly-owned subsidiary of Vero International Software S.r.l.
**  Wholly-owned subsidiary of Vero International Inc.

Subsequent to the year end the Company formed a new, wholly owned subsidiary in Tokyo, Japan and reorganized the three Italian subsidiaries into one wholly owned corporation Vero International Software S.p.A.

     All commercial activities of the Company are organized and controlled from the Company's office in Gloucestershire in England.

     The company has a nine percent (9%) equity interest in Visisoft S.R.O., a company incorporated in the Czech Republic. The Company does not exercise any control over the activities of Visisoft S.R.O.

     While all of the subsidiaries are engaged in the principal business of the Company thefollowing narrative provides details of the main focus of each subsidiary's activities.

     Vero International Software S.p.A now has offices at Via Prelle 30, 10090 Romano Canavese, (To) Italy, Villagio della Cooperazione, 20, 30020 Marcon (Ve), Via Maestri del Lavoro, 29, 20025 Legnano (MI) and via Madonna del Carmine 5, 03023 Ceccano (Fr). Principle functions are both direct and indirect sales activities for the Italian market and product development, serving as the main development center for the Company.

     Vero International Software UK Limited has its principal offices at the Company's headquarters at The Mill, Brimscombe Port, Stroud, Gloucestershire, GL5 2QG, England sales offices at Unit 2, Bowden Drive, Padge Road, Beeston, Nottingham, England, 29 Bis Chemin de Genas, 69800 Saint Priest, France, 121 Rue Chanzy. 59260 Lille-Hellemmes, France and a Technology Development Center at Cambridge Technology Centre, Compass House, Vision Park, Chivers Way, Histon,
Cambridge CB4 9AD, England. Principal functions are the direct and indirect sales for the UK, France and world wide except for countries addressed by another of the Company's subsidiaries, together with supporting the activities of the Group headquarters.

     Vero International, Inc has its offices at 30150 Telegraph Road, Suite 183, Bingham Farms, MI 48025, USA. The principal function is development of the US market through both direct and indirect sales operations and provision of technical resources for the US market. This subsidiary is the 100% owner of Vero Tooling Solutions, Inc. a Canadian corporation with an office in Ontario, Canada.

     Vero Tooling Solutions, Inc has its offices at 3600 Billings Court, Unit 109, Burlington, OnR7N 3N8. The principal function is the provision and technical support of systems to Canadian customers.

     Vero Japan kk has its offices at Matsuki Building, 1-3-8 Shibakoen, Minato-Ku, Tokyo, Japan The principal function is development of the Japanese market through an indirect sales operation and the provision of technical resources and Japanese versions of the Company's products for the Japanese market


                      D. Property, Plant and Equipment List
                         ----------------------------------

Location         Type of facility                               Owned/Leased      Annual     Lease
--------         ----------------                               ------------      ------     Expiration
                                                                                  rent       Date
                                                                                  ----       ----

Stroud           Corporate  headquarters of VI Group plc        Leased            $ 67,920        2008
Gloucestershire  and principal offices of
UK               Vero International Software UK Ltd
                 Activities include sales and marketing,
                 technical support,
                 development and administration

Beeston          Activities include sales and marketing,        Leased            $ 24,140        2007
Nottingham,UK    and technical support

Cambridge,UK     Activities include development                 Leased            $115,900        2008

Lyon, France     Activities include sales and marketing,        Leased            $ 12,220        2005
                 technical support and administration
Lille, France    Activities include sales and marketing         Leased            $  3,690        2004
                 and technical support
Romano           Principal offices of Vero International        Partially         $ 19,490        2003
Canavese         Software S.p.A.                                owned/
To, Italy        Activities include sales and marketing,        partially leased
                 technical support,


                 development and administration



Marcon, Ve,      Office of Vero International Software, S.p.A.  Leased            $  9,745        2004
Italy
                 Activities include sales and marketing,
                 and technical support


Milan, Italy     Office of Vero International Software, S.p.A   Leased            $ 22,740        2013
                 Activities include sales and marketing
                 technical support,
                 development and administration

Bingham          Offices of Vero International, Inc.            Leased            $ 43,282        2005
Farms,
Michigan,
U.S.A
                 Activities include sales and marketing,
                 and technical support

Burlington,      Office of Vero Tooling Solutions, Inc.         Leased            $ 19,920        2005
On,Canada        Activities include sales and marketing,
                 and technical support
Tokyo, Japan     Principal offices of Vero Japan kkActivities   Leased              49,800        2005
                 include sales and marketing,
                 and technical support


ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS.

     The purpose of this section is to provide management's explanation of factors that have affected the Company's financial condition and results of operations for the historical periods covered by the consolidated financial statements attached hereto, and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results of the operations in future periods.

                                  Introduction
                                  ------------

     During 1997 Vero International Software S.r.l ("Vero"), which at the time was a privately owned company and principal holding company for the Group, began a reorganization in preparation for a public offering and listing on the Alternative Investment Market of the London Stock Exchange ("AIM"). Vero was acquired at the beginning of 1998 by VI Group plc, being a newly formed U.K company for the purpose of the reorganization. At that time both VI Group plc and Vero were owned and controlled by the same parties. VI Group plc raised $4.0 million in April of 1998. The reorganization continued with the move of the Company's headquarters from Italy to Stroud in Gloucestershire, England in 1998. At the end of 1998 the Company decided to run all commercial operations outside of Italy from the new Company headquarters and, as a result, the Belgian branch closed early in March 1999, a new company was appointed as a distributor for the Benelux region.

                              A.  Operating Results
                                  -----------------

     The table below sets forth, for the periods indicated, the Company's consolidated statement of operations.

Amounts in thousands of USD, except per share data

                                                Year  ended December 31

                                         2002     2001     2000     1999     1998
                                       --------------------------------------------
Net revenue                             11,277    9,308    8,443    7,339    6,834
Cost of revenue                         (2,385)  (2,007)  (1,845)  (1,807)  (1,377)
                                       --------------------------------------------
GROSS PROFIT                             8,892    7,301    6,598    5,532    5,457

OPERATING EXPENSES
Selling expenses                         4,412    3,051    2,703    2,375    2,735
Administrative expenses                  2,700    1,982    1,595    1,714    1,811
Product development                      1,439    1,260    1,563      762      967
Re-organization costs                        -        -        -        -      371
                                       --------------------------------------------
TOTAL OPERATING EXPENSES                  8551    6,293    5,861    4,851    5,884
                                       --------------------------------------------
INCOME (LOSS) FROM OPERATIONS              341    1,008      737      681     (427)
Interest income, net                        35        2       31       17       17
                                       --------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES          376    1,010      768      698     (410)
Income taxes                              (450)    (415)    (412)    (306)    (181)
                                       --------------------------------------------
Net income (loss) after income taxes       (74)     595      356      392     (591)
Minority interest                            -        -        -        -        -
                                       --------------------------------------------
NET INCOME (LOSS)                          (74)     595      356      392     (591)
                                       ============================================

Earnings (loss) per share:
Basic ($)                               (0.002)    0.03     0.02     0.02    (0.03)
Diluted ($)                             (0.002)    0.03     0.02     0.02    (0.03)

Weighted average number of shares
outstanding in thousands
Basic                                   31,228   20,642   20,210   20,000   18,573
Diluted                                 31,228   20,673   20,268   20,033   18,573

BALANCE SHEET DATA:


                                                   As  at  December  31
Amounts in thousands of USD               2002     2001     2000     1999     1998

Cash and cash equivalents                1,907      746    1,072    1,324    2,123
                                       --------------------------------------------
Net current assets                       6,250    3,052    2,667    3,108    3,047
Total assets                            15,382    8,146    6,621    5,609    6,379
Total liabilities                       (5,330)  (3,619)  (2,910)  (2,187)  (3,093)
Total shareholders' equity             (10,052)  (4,527)  (3,711)  (3,422)  (3,286)

The table below sets forth, for the periods indicated, the Company's consolidated statement of operations in EBITDA format. This table is included to give consistency of presentation with the UK GAAP results published by the Group.


Amounts in thousands of USD, except per share data

                                                                Year  ended  December  31

                                                         2002     2001     2000     1999     1998
                                                       --------------------------------------------
Net revenue                                             11,277    9,308    8,443    7,339    6,834
Cost of revenue                                         (2,385)  (2,007)  (1,845)  (1,807)  (1,377)
                                                       --------------------------------------------
GROSS PROFIT                                             8,892    7,301    6,598    5,532    5,457

OPERATING EXPENSES
Selling expenses                                         4,362    2,886    2,555    2,238    2,609
Administrative expenses                                  2,520    1,719    1,443    1,631    1,703
Product development                                      1,232    1,204    1,487      687      904
Re-organization costs                                        -        -        -        -      371
                                                       --------------------------------------------
Operating expenses excluding                             8,114    5,809    5,485    4,556    5,587
depreciation and amortization
                                                       --------------------------------------------
EBITDA                                                     778    1,492    1,113      976     (130)
                                                       --------------------------------------------
Depreciation                                               292      234      256      253      287
Amortization of goodwill and other intangible assets       145      250      120       42       10
                                                       --------------------------------------------
TOTAL OPERATING COSTS                                    8,551    6,293    5,861    4,851    5,884
                                                       --------------------------------------------
INCOME (LOSS) FROM OPERATIONS                              341    1,008      737      681     (427)
Interest income, net                                        35        2       31       17       17
                                                       --------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                          376    1,010      768      698     (410)
Income taxes                                              (450)    (415)    (412)    (306)    (181)
                                                       --------------------------------------------
Net income (loss) after income taxes                       (74)     595      356      392     (591)
Minority interest                                            -        -        -        -        -
                                                       --------------------------------------------
NET INCOME (LOSS)                                          (74)     595      356      392     (591)
                                                       ============================================

Earnings (loss) per share:
Basic ($)                                               (0.002)    0.03     0.02     0.02    (0.03)
Diluted ($)                                             (0.002)    0.03     0.02     0.02    (0.03)

Weighted average number of shares
outstanding in thousands
Basic                                                   31,228   20,642   20,210   20,000   18,573
Diluted                                                 31,228   20,673   20,268   20,033   18,573

BALANCE SHEET DATA:

                                                                       As at December 31

Amounts in thousands of USD                               2002     2001     2000     1999     1998
                                                       --------------------------------------------

Cash and cash equivalents                                1,907      746    1,072    1,324    2,123
Net current assets                                       6,524    3,119    2,667    3,108    3,047
Total assets                                            15,382    8,146    6,621    5,609    6,379
Total liabilities                                       (5,330)  (3,619)  (2,910)  (2,187)  (3,093)
Total shareholders' equity                             (10,052)  (4,527)  (3,711)  (3,422)  (3,286)

    YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001


     NET REVENUES. Product revenues include the sale of software licenses and associated hardware. Service revenues are principally revenues in respect of software maintenance fees and include training revenues and consultancy fees. Product revenues increased by $0.8 million to $8.6 million in 2002, compared to the $7.8 million for 2001, an increase of 10%. Service revenues increased by $1.1 million to $2.7 million in 2002 compared to $1.5 million for 2001, an increase of 74%. The increase in service revenues follows a trend of an increasing number of customers renewing maintenance contracts, although the acquisition of the Machining Strategist product line also had the effect of increasing service revenues by $0.04 million, representing 4% of the increase.


     Overall, net revenues increased by $2.0 million to $11.3 million in 2002 compared to the $9.3 million for 2001, an increase of 21%. However, the weaker US dollar against pounds sterling and the Euro, by comparison to 2001 had the effect of increasing the growth rate when revenues are expressed in US dollars. Had exchange rates been similar to those in 2001 revenue growth would have been closer to 17%


     Net revenues arising from subsidiaries operating in Italy increased $0.4 million to $4.5 million compared with $4.1 million in 2001, an increase of 10%. Net revenues from the subsidiary operating in the United Kingdom increased $0.4 million to $4.4 million compared with $4 million in 2001, an increase of 10%. Net revenues arising from the subsidiary in the United States increased $1.1 million to $2.1 million compared to $0.95 million in 2001, an increase of 45%.

     Growth in product revenues was substantially in respect of increases in sales through direct sales channels. The average configuration price remained the same as 2002. While the Company continually updates its software range and improves functionality with each new release, the extent of revenues generated during both 2002 and 2001 from identifiable new modules or products amounted to less than 10% of total product revenues. There were no new types of service provided.

     There were no third party revenues generated by the holding company.

     COST OF REVENUES. Cost of product revenues include license fees for third party software licenses, software media costs and a relatively small amount for computer hardware. Cost of product revenues for 2002 remained close to the 18% of product revenues recorded in 2001


     Cost of service revenues are principally the compensation cost of employees providing maintenance support and consultancy services provided following a sale of software to a customer and as such are considered to be a cost of sales, rather than a selling cost. Cost of service revenues for 2002 were 33% of service revenues compared to 39% for

2001. The reduction of the cost of service revenues in relation to service revenues is mainly due to efficiencies in staffing the increased revenue stream.

     SELLING EXPENSES. Selling expenses consist of costs associated with the promotion, advertising, trade shows, travel costs and compensation of personnel involved in selling and marketing of products and pre sales technical support activities. Such costs increased by $1.5 million to $4.4 million in 2002 compared to $3 million for 2001, an increase of 51%. A full year of the cost of additional staff in the Detroit office, the branch offices in France, the acquisition of Vero Tooling Solutions, Inc. and Machining Strategist contributed to the increase.

     GENERAL AND ADMINISTRATION. General and administration costs include the Company's group management, finance, legal and facilities costs. Such costs increased by $0.8 million in 2002 at $2.7 million compared to $1.9 million in 2001, an increase of 42%. The increase in cost was due to a number of factors including the additional facility costs of the new offices in Detroit, the branch offices in France and the offices associated with the acquisitions of Vero Tooling Solutions, Inc. and the Machining Strategist business.


     PRODUCT DEVELOPMENT. Product development consists principally of compensation for product developers and associated costs incurred, together with the cost of any development activities carried out for the Company by third parties. Such costs increased by $179,000 to $1.4 million. This small net increase fails to reflect an underlying growth of about 37% ($0.67 million) after excluding the effects of the Eureka development grant awarded to Vero International Software Srl in Italy on the 17th of December 2002. The Eureka project commenced in July 2001 and is scheduled to continue until the end of December 2003. Accordingly the Company recognized $0.68 million due to the Eureka grant and other Italian grant awards as development cost savings in the 2002 accounts,

     The Company believes that ongoing product development is necessary to maintain and enhance the Company's competitive position and thereby assist with future revenue growth. In any particular period the increase in product development costs may not directly relate to increases in revenue, as the additional revenues generated would normally expect to follow the release of new or enhanced products.

     EARNINGS BEFORE INTEREST TAX DEPRECIATION AND AMORTIZATION ('EBITDA'). The EBITDA measure of earnings was reduced to $0.8million in 2002 compared to $1.5 million in 2001 as the Company invested further in sales offices and product development.


     DEPRECIATION. Depreciation costs relate largely to capital equipment items such as computer hardware, telecommunications systems, software tools and Company cars. Depreciation in 2002 rose by $58,000 to $292,000 as a result of equipping new offices and personnel.

     AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS. Amortization charges relate largely to capitalized purchased software products and goodwill arising from acquisition.

Amortization charges in 2002 fell by $105,000 largely due to the adoption of the SFAS No. 142 "Goodwill and other Intangible Assets". Under the provisions of this accounting standard certain intangible assets which were previously being amortized will instead be tested annually for impairment.


     INCOME TAX. The effective income tax rate for the Company was 120% compared to 41% for 2001 and 54% in 2000. The rate of taxation is influenced by the tax rate applicable to the various locations in which the Company operates. The rate was higher due to the relative impact of Italian taxes relating to the Eureka grant and some other taxes that were not directly related to the earnings of the Italian subsidiaries.

     NET INCOME. Net income decreased by $0.7 million in 2002 to a loss of $74,000, compared to a profit of $0.6 million in 2001. The decrease largely represents the additional investments made by the Company in expanding sales and product development that are expected to provide returns later than 2002.

     The net (loss)/income of the holding company was $0.6 million, compared to a profit of $0.1million in 2001.

     Income from operations arising from subsidiaries operating in the European Union decreased by $0.27 million to $0.33 million in 2002 compared to $0.6 million in 2001. In the United States, income from operations decreased by $0.3 million to $0.1 million from $0.4m in 2001. The decrease is principally due to the increase in costs due to the Company's expansion not being matched by a similar increase in revenues over the same period.

     CASH FLOW. Cash flow from operating activities was an outflow of $1.1 million for 2002 compared to an outflow of $0.2 million for 2001. This change was principally due to an increase in the level of trade debtors and other debtors at December 31, 2001, compared to 2001. The increase in trade debtors arises from both an increase in the level of revenues and from the timing of revenues being weighted towards the year end.

     Cash outflow from investing activities increased by $2.6 million to $3.3 million in 2002 compared to $0.7 million in 2001. Additions to property, plant and equipment increased to $0.7 million compared to $0.3 million in 2001. During 2002 the Company acquired the Machining Strategist business for which cash consideration of $1.5 million was paid in 2002. Total payments in respect of acquisitions amounted to $2.6 million in 2002 compared to $ 0.4 million in 2001.

     Cash flow from financing activities was an inflow of $4.9 million in 2002, compared to $0.5 million in 2001. During 2002, the Company sold additional shares to institutional shareholders for a value of $4.8 million and reduced short term bank borrowings by $0.2 million and increased capital lease repayments by $0.2 million.

     The net result was an increase in cash and cash equivalents of $0.6 million in 2002 compared to a decrease in cash and cash equivalents of $0.4 million in 2001. Cash and cash equivalents at the end of 2002 were $1.9 million, compared to $0.7 million at the end of 2001.

    YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000


     NET REVENUES. Product revenues include the sale of software licenses and associated hardware. Service revenues are principally revenues in respect of software maintenance fees and include training revenues and consultancy fees. Product revenues increased by $0.5 million to $7.8 million in 2001, compared to the $7.3 million for 2000, an increase of 7%. Service revenues increased by $0.36 million to $1.5 million in 2001 compared to $1.2 million for 2000, an increase of 30%. The increase in service revenues follows a trend of an increasing number of customers renewing maintenance contracts, although the acquisition of the EDI division also had the effect of increasing service revenues by $0.2 million, representing 60% of the increase.


     Overall, net revenues increased by $0.9 million to $9.3 million in 2001 compared to the $8.4 million for 2000, an increase of 11%. However, the stronger US dollar against pounds sterling and the Euro, by comparison to 2000, had the effect of reducing the growth rate when revenues are expressed in US dollars. Had exchange rates been similar to those in 2000, revenue growth would have been closer to 17%.


     Net revenues arising from subsidiaries operating in Italy increased $0.5 million to $4.1 million compared with $3.6 million in 2000, an increase of 15%. Net revenues from the subsidiary operating in the United Kingdom remained the same as 2000 at $4.0 million. Net revenues arising from the subsidiary in the United States increased $0.35 million to $0.95 million compared to $0.6 million in 2000, an increase of 56%.

     Growth in product revenues was substantially in respect of increases in sales through direct sales channels. The average configuration price remained the same as 2001. While the Company continually updates its software range and improve functionality with each new release, the extent of revenues generated during both 2001 and 2000 from identifiable new modules or products amounted to less than 5% of total product revenues. There were no new services.

     There were no third party revenues generated by the holding company.

     COST OF REVENUES. Cost of product revenues includes license fees for third party software licenses, software media costs and a relatively small amount for computer hardware. Cost of product revenues for 2001 were 18% of product revenues compared to 19% in 2000. The decrease is primarily due to the acquisition of Vero Tecnologie (formerly Tecnocam S.p.A) in May 2000, as license fees paid to Tecnocam, following acquisition, were eliminated on consolidation for a full year in 2001 , whereas such costs would have been treated as third party license fees for the first five months in 2000.

     Cost of service revenues are principally the compensation cost of employees providing maintenance support and consultancy services provided following a sale of software to a customer and as such are considered to be a cost of sales, rather than a selling cost. Cost of service revenues for 2001 were 39% of service revenues compared to 37% for 2000.


     SELLING EXPENSES. Selling expenses consist of costs associated with the promotion, advertising, trade shows, travel costs and compensation of personnel involved in selling and marketing of products and pre sales technical support activities. Such costs increased by $0.3 million to $3.0 million in 2001 compared to $2.7 million for 2000, an increase of 13%. A full year of the cost of Vero Tecnologie and the acquisition of the EDI division contributed to the increase.

     GENERAL AND ADMINISTRATION. General and administration costs include the Company's group management, finance, legal and facilities costs and amortization of goodwill. Such costs increased by $0.4 million in 2001 at $2.0 million compared to $1.6 million in 2000. The increase in cost was due to a number of factors including an increase in the amortization of goodwill and a full year of Vero Tecnologie.

     PRODUCT DEVELOPMENT. Product development consists principally of compensation for product developers and associated costs incurred, together with the cost of development activities carried out for the Company by third parties. Such costs decreased by $0.1 million to $1.5 million, compared to $1.6 million in 2000. The decrease is due to a favorable effect of exchange rate when development costs are stated in US dollars, which more than offsets the effect of a full year of development costs relating to Vero Tecnologie.

     The Company believes that ongoing product development is necessary to maintain and enhance the Company's competitive position and thereby assist with future revenue growth. In any particular period the increase in product development costs may not directly relate to increases in revenue, as the additional revenues generated would normally expect to follow the release of new or enhanced products.

     INCOME TAX. The effective income tax rate for the Company was 41% for 2001 and 54% in 2000. The rate of taxation is influenced by the tax rate applicable to the various locations in which the Company operates. The rate was lower in 2001 principally due to profits arising in the United States, which were offset by tax losses from previous periods.

     NET INCOME. Net income increased by $0.24 million in 2001 to $0.6 million, compared to $ 0.4 million in 2000, an increase of 50%. The increase is due mainly to the gross profit increasing by more than the operating expenses, together with the effect of a lower tax rate.

     The net income of the holding company was $52,000, compared to $92,000 in 2000.

     Income from operations arising from subsidiaries operating in the European Union decreased by $0.1 million to $0.6 million in 2001 compared to $0.7 million in 2000. In the United States, income from operations increased to $0.4 million from a break-even position in 2000. The increase is principally due to strong revenue growth that exceeded increases in operating costs.

     CASH FLOW. Cash flow from operating activities was an outflow of $0.2 million for 2001 compared to an inflow of $0.3 million for 2000. This change was principally due to an increase in the level of trade debtors and other debtors at December 31, 2001, compared to

2000. The increase in trade debtors arises from both an increase in the level of revenues and from the timing of revenues being weighted towards the year end.

     Cash outflow from investing activities increased by $0.3 million to $0.7 million in 2001 compared to $0.4 million in 2000. Additions to property, plants and equipment increased to $0.3 million compared to $0.1 million in 2000. During 2001 the Company acquired the EDI division for which consideration of $0.3 million was paid in 2001, together with the balance of payments in respect of Vero Tecnologie. In total payments in respect of acquisitions amounted to $0.4 million in 2001 compared to $ 0.3 million in 2000.

     Cash flow from financing activities was an inflow of $0.5 million in 2001, compared to no change during 2000. During 2001, the Company issued new share capital to Baronsmead Venture Capital Trust for $0.4 million and increased short term bank borrowings by $0.2 million.

     The net result was a decrease in cash and cash equivalents of $0.4 million in 2001 to cash and cash equivalents of $0.7 million at the end of 2001, compared to $1.1 million at the beginning of the year.

                      B. Liquidity and Capital Resources.
                         -------------------------------

     The Company has financed its operations primarily through cash generated from operations, utilization of bank facilities and from the sales of equity during the flotation in April 1998 and subsequent placements. The effect of operations and investments on cash flows is described in section A. above.

     The Company's Italian subsidiary Vero International Software S.p.A. has mortgage notes which are secured by the Company's property in Romano Canavese, near Turin, Italy. The balance outstanding at December 31, 2002 was $34,000 owed to an Italian bank. Interest rates are variable and were between 8.5% and 7.25% per annum.

     In addition to mortgage loans, the Company has bank facilities available to its subsidiaries. The Italian subsidiary has facilities of up to $0.74 million dollars, from a combination of three separate banks, available at between 1% to 3% above the bank base rate. The UK subsidiary has a multi-currency facility of up to $0.8 million secured on qualifying trade debtors when outstanding at an interest rate of 1.5% above the UK bank base rate. On December 31, 2002, the amount borrowed under such facilities was $0.74 million.


On May 7, 2002, the Company successfully completed a placing in the United Kingdom of 14,651,166 ordinary shares of 0.5 pence, raising $4.6 million before expenses.

On January 10th 2003, the Company completed a loan and investment agreement with Hemisphere Capital, LLC for a debenture $1.0 million convertible into American
Depositary Receipts ("ADRs") and agreed upon the terms for possible future acquisition finance of between $2.0 million and $4.0 million by the sale to Hemisphere of preference shares. The preference share financing are subject to the approval of the Company's shareholders. A description of the Hemisphere financing is contained in section 10C of this Report.

The Company believes that the cash balances, bank facilities and cash being generated from operations will be sufficient to meet the Company's current cash requirements for working capital and capital expenditures for at least the next twelve months.

     The level of borrowing and cash balances fluctuates throughout the year and follows the pattern of business principally affected by the collection of accounts receivable, settlement of operating expenses and payment of taxes.

     There are no material restrictions on the ability of the subsidiary companies to pay dividends other than the fact that the companies need to have sufficient profits available for distribution and that sufficient working capital be maintained.

     The treasury objectives of the Company are principally to ensure that sufficient finance is available to meet the operating requirements of the Company and its subsidiaries; that funds are held in the appropriate currencies to match obligations to creditors and balance the level of monetary assets and liabilities within each subsidiary, and that consideration is given to the post tax cost of borrowing or investing in currency deposits across the range of countries in which the Company operates. Treasury activities are monitored and controlled from the Company's UK headquarter to ensure a co-ordinated and consistent approach to treasury management.

                    C.     Research  and  Development
                           --------------------------

     The Company relies heavily on the sale of its proprietary software products and as such the software needs to be continually updated to maintain a competitive edge and to incorporate user suggestions. The Company has had two development groups since early 1998.

     The research group provides research and information on emerging technologies and software component libraries. This unit also performs early feasibility, development or integration work for these emerging technologies.

     The development group maintains existing releases of the commercialized products and develops future releases incorporating new features, additional modules and new applications for the products.

     The Company's policy is not to capitalize its research and development expenses but to expend them on an "as incurred" basis. The Company also purchases software to incorporate into its products. Those software purchases normally occur when the software element can be configured as a "plug-in" library to the proprietary products and when it is a cost-effective alternative to developing the component software in-house. Purchased software is capitalized and amortized over its estimated useful life.

The Company normally provides at least one major new release per year of its existing product line and has issued four releases in the last three years. Expenditure on product development over the last three years has been $1,439,000, $1,260,000, and $1,563,000 for the years ending December 31, 2002,
2001,  and  2000  respectively.

D.   Trend Information
     -----------------


     The Company's revenue has grown on average by 13% per year over the last five years with positive growth in each year. There was a 21% increase in the year ending on

December 31, 2002, 10% in the year ending on December 31, 2001 and 15% in the year ending on December 31, 2000. The growth rate for the year ending on December 31, 2002 would have been 11% if exchange rates had remained similar to 2001, and the growth rate for the year ending on December 31, 2001 would have been 17% if exchange rates had remained similar to 2000.


     The Company's revenues are also affected by significant seasonal trends with the third quarter typically being the weakest and the fourth quarter being the strongest. These seasonal trends are triggered because European revenues fall during the month of August when many French, German and Italian engineering companies close for a two or three week break. Similarly, revenues are higher in the last two months of the year when customers analyze the current year's budget expenditures or profits. Since many European companies have year-ends that coincide with the calendar year, these year-end calculations give rise to additional ordering in the final weeks of the year.

E.   OFF-BALANCE SHEET ARRANGEMENTS
NONE

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                     Payments due by period
                                        Total   Less than   1-3 years   3-5 years   More than
                                                   1 year                             5 years
     Gross Long-term Debt Obligations  $   35          35           -           -           -
     Interest payable                  $   (1)         (1)
                                           ---         ---
     Net  long term debt obligation    $   34          34
                                           ---         ---

     Gross Capital Lease Obligations   $  342         103         179          60           -
     Interest payable                  $  (31)        (14)        (15)         (2)
                                          ----        ----        ----         ---
     Net Capital Lease Obligations     $  311          89         164          58
                                          ---          --         ---          ---

     Operating Lease Obligations       $  995         340         461         160          34

     Purchase Obligations              $   80          80           -           -           -



G.   APPLICATION OF CRITICAL ACCOUNTING POLICIES

The company regards the following as its critical accounting policies:

     REVENUE  RECOGNITION

     The Company derives revenues principally from two sources, customer license fees on its software products and service fees.

     The Company recognizes revenue based on the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition". As no significant modification to the Company's software products is required, software license revenues are recognized upon persuasive evidence of an arrangement, delivery and acceptance of the software, and when collection of a fixed or determinable license fee is considered probable. Agreements may provide the customers the right to multiple copies in exchange for guaranteed amounts, only if copies are requested by the customer. The license fee is payable even if no additional copies are requested by the customer. Revenue is recognized at the delivery of the product master or the first copy and the estimated costs of duplication, incidental to the arrangement, are accrued.

     Service revenues consist of fees from maintenance and technical support agreements and consulting or training arrangements. Maintenance revenue, when bundled with the sale of software licenses, is recognized together with the initial licensing fee on delivery of the software as (a) the maintenance fee is included with the initial licensing fee, (b) maintenance included with the initial license is for one year or less, (c) the estimated cost of providing maintenance during the arrangement is insignificant, and (d) unspecified upgrades/enhancements offered during the maintenance arrangement historically have been and are expected to continue to be minimal and infrequent. All estimated costs of providing the services, including upgrades/enhancements are accrued. Maintenance revenue under separate arrangements is deferred and recognized on a straight-line basis over the term of the agreement; amounts received in advance of revenue recognition are classified as deferred revenue. Maintenance agreements provide for technical support and periodic unspecified product upgrades. Revenues from consulting services or training are measured by the relationship of hours incurred and estimated total hours of the contract or training course. Revisions in estimated hours are reflected in the accounting period in which the required revisions become known.

     The Company sells software licenses to distributors at a predetermined price. Distributors are responsible for supplying maintenance and customer support to the end customer. The Company may provide maintenance and customer support to the distributors. Revenues on these sales are recognized in the same manner as all other software license and maintenance sales. These sales are not generally contingent upon the distributors' resale of the software.

     The Company is generally not contractually obligated to accept returns, except for defective, shelf-worn and damaged products in accordance with negotiated terms. In accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists", revenue is recorded net of an allowance for estimated returns, exchanges, markdowns, price concessions, and warranty costs. Such reserves are based upon management's evaluation of historical experience, current industry trends and estimated costs. The amount of reserves ultimately required could differ materially in the near term from the amounts included in the accompanying consolidated financial statements.


                      F. Recent Accounting Pronouncements
                         --------------------------------


     On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and other Intangible Assets". Under this standard, goodwill is no longer amortized but reviewed for impairment at least annually. The standard also provides guidance on the accounting for other intangible assets. An acquired intangible asset

(other than goodwill) with an indefinite useful life should not be amortized until its useful economic life is determined to be finite. These assets should be tested for impairment at least annually. An acquired intangible asset (other than goodwill) with a limited useful life should be amortized over its useful economic life and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets. If the provisions of SFAS had been adopted in 2001 and 2000, amortization would have been reduced by $109,000 in 2001 and $26,000 in 2000.

On January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets". This standard supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" but retains the basic requirements regarding when and how to measure an impairment loss. SFAS No. 144 applies to long-lived assets to be held or disposed of but specifically excludes certain classes of assets such as goodwill and intangible not being amortized.


ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES'  COMPENSATION.


                      A. Directors and Senior Management.
                         -------------------------------


     The Senior Management of the Company is as follows, all of whom are Directors of the Company except as noted:

Name                       Age             Position with Company
----                       ---             ---------------------
Stephen Palframan          51              Director and Non-Executive
                                                  Chairman
Donald A. Babbs            51              Director and Chief Executive Officer
Gerard O'Driscoll          55              Director and Research and
                                                  Development Director
Peter Wharton*             40              Director and Finance Director
Elliot I. Miller           69              Director and Non-Executive Deputy
                                                  Chairman
Richard Youhill            39              Director, Sales Director
Ivy Fredericks             44              Non-Executive Director

*Mr. Wharton ceased to be a Director of the Company with effect from February 22, 2003.

     STEPHEN PALFRAMAN, the Non-Executive Chairman of the Company since January 2000, was formerly Chief Executive of Bristow Helicopter Group Ltd, the world's largest operator of twin-engined helicopters. He joined Bristow in 1988 as Finance Director and was instrumental in the 200m management buyout in 1991 from its parent company. As Chief Executive in 1996 he oversaw the subsequent sale of Bristow to an American group. Prior to Bristow he held senior financial positions with Northern Engineering Industries plc (now part of Rolls-Royce plc), Nabisco Brands Inc. and Ingersoll-Rand Inc. He qualified as a Chartered Management Accountant in 1979.

     DONALD A. BABBS, the Chief Executive Officer of the Company since 1988, started his career as a sales engineer for the British Aerospace Concorde sales team. He joined British Olivetti in 1980 where he became Software Manager (CAD/CAM) and ultimately Marketing Manager (CAD/CAM). He took on responsibility for corporate marketing of engineering workstations and CAD/CAM software for Olivetti in Italy before establishing the Company in 1988.

     GERARD O'DRISCOLL, the Research and Development Director of the Company since 1988, started his career on a short service commission in the Royal Navy before joining British Olivetti as a sales engineer (1976-1981) and later Marketing Manager for CAM systems. After a sojourn at Racal Redac Ltd., he moved into software consultancy, and was among the first to develop a 2D CAD system. Ultimately he became Senior Consultant for CAD systems to Olivetti in Italy before joining the Company at its inception in 1998.

     ELLIOT I. MILLER, the Non-Executive Deputy Chairman of the Company since 1997, is an American lawyer who has practiced law in New York and Connecticut since 1958. He has broad legal experience in corporate, partnership, securities and tax matters, including equity and debt financing transactions in the USA and internationally. He has served on the boards of Belgian, Indian and French joint ventures as well as American Companies. Mr. Miller's responsibilities are primarily business and legal.

     RICHARD YOUHILL, Sales Director of the Company since March 5, 2001. Mr. Youhill joined the Company as UK Sales Manager in 1993 and has held the position of Group Sales Manager for the last 3 years. Prior to joining the Company, he was Sales Manager for a UK based supplier of CAD/CAM software and has over 14 years of UK and international experience in the sales & marketing of CAD/CAM software. Mr. Youhill's responsibilities are primarily the management and development of the direct sales personnel and indirect dealer sales channels.

     IVY LINDSTROM FREDERICKS, was appointed on May 16, 2002 as a non-executive director of the Company. She is Managing Director, Corporate Finance at Westminster Securities Corp. in New York. She has nearly 20 years experience in the investment banking industry with several firms including Ambient Capital, KPMG, Kidder Peabody and Drexel Burnham Lambert.

     There are no family relationships between any of the Directors or senior management of the Company.

     Stephen Palframan acts as a non-executive director for Janvier Limited a microwave technology and computer software company and a non-executive director of Goodall Bates and Todd a fuel distributor and lubricant blending company in the U.K.

     Elliot Miller acts as a non-executive director of Raven Technologies Inc, a software development company operating in the United States which does not compete with the Company. Mr. Miller is of counsel to the law firm of Kleban & Samor, P.C. which is the Company's legal counsel in the United States. Mr. Miller is not a shareholder of such law firm and receives no compensation based upon any fees paid to such law firm by the Company.

     Ivy Fredericks is an officer in the firm of Westminster Securities Corp. which has received compensation from the Company for securing financing for the Company and may be entitled to additional compensation as described in Section 10C herein

     None of the other Directors of the Company currently sit on corporate boards of other companies.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.



                                B. Compensation.
                                   ------------

     Directors Compensation. The aggregate direct remuneration paid to all persons, as a group, who served in the capacity of Director or executive officer during the year that ended December 31, 2002 was approximately $785,000 (2001:
$757,000). This amount includes amounts set aside or accrued to provide pension retirement or similar benefits but does not include amounts expended by the Company or made available to such persons as expenses, such as business travel, professional and business association dues, that are customarily reimbursed to officers other than independent Directors. English Law does not require the disclosure of management compensation on an individual basis.

     Options to Purchase Securities of the Company. Peter Wharton was granted an option in 1999, exercisable from October 21, 2001 until October 21, 2008. As of December 31, 2002 the option consisted of rights to purchase 142,857 shares of ordinary stock at 21 pence per share. None of these options were exercised and with Mr. Wharton's resignation from the Company all of these options have now lapsed.

     Richard Youhill was granted an option in 1998, exercisable from April 2, 2001 until April 2, 2008. As of May 20, 2003 the option consisted of rights to purchase 17,000 shares of ordinary stock at 50 pence per share.

     Pensions. Contributions were made to a group personal pension plan on a defined contribution basis on behalf of three directors. The total of such contributions during the year ended December 31, 2002 was $25,000 (2001:
$20,000).

                               C. Board Practices
                                  ---------------

     Pursuant to Article 69 of the Company's Articles of Association, each board member must be elected at the annual general meeting of shareholders after his initial appointment. Each year certain of the Directors must offer themselves for re-election. Current expiration dates for each Director's term are as follows:

          Donald A. Babbs           2003
          Elliot I. Miller          2005
          Stephen Palframan         2004
          Gerard O' Driscoll        2006
          Richard Youhill           2007
          Ivy Fredericks            2005

     Service Contracts with the Directors. - The following is a listing of the current service contracts in effect between the Company and its Directors:

     DONALD A. BABBS. The Company entered into an Executive Service Contract with Donald A. Babbs on March 20, 1998.*


     GERARD O'DRISCOLL. The Company entered into an Executive Service Contract with Gerard O'Driscoll on March 20, 1998.*

     ELLIOT I. MILLER. The Company entered into a Non-Executive Service Letter Agreement (the "Letter Agreement"), and a subsequent letter agreement amending the Letter Agreement, with Elliot I. Miller dated March 20, 1998 and April 20, 1998, respectively.

     STEPHEN PALFRAMAN. The Company entered into a Non-Executive Service Letter Agreement with Stephen Palframan dated January 5, 2000.

     RICHARD YOUHILL. The Company entered into an Executive Service Agreement dated March 1, 2001 with Richard Youhill.*

     IVY FREDERICKS. The Company entered into a Non-Executive Service Letter Agreement with Ivy Fredericks dated May 16, 2002

     * In the event that the Director terminates his contract, the Company breaches the contract, there is a takeover or a change of control of the Company, or the Company fails at a general meeting to re-elect the Director following the Director's retirement by rotation, a termination payment is required under the agreement to be paid to the Director that shall equal the aggregate of: (i) the gross salary payable to the Director for the period commencing on the termination date and ending on the earliest of twelve (12) months from the date of termination notice or the Director's sixty-fifth birthday ("Relevant period");and, (ii) a sum equivalent to the notional value to the Director of all benefits in-kind that would otherwise have been receivable by the Director from the Company for the Relevant Period based on their taxable value for the tax year immediately preceding the tax year in which the termination occurs and assuming that the value of such benefits in kind to the Director accrues on a regular monthly basis.

     Audit Committee. The Company presently has an Audit Committee comprised of the following independent Directors:

               Elliot  I.  Miller
               Stephen  Palframan
               Ivy  Fredericks

     The Audit Committee meets not less than twice a year and is responsible for among other things:

     1. Evaluating the performance of independent auditors and recommending to the Board of Directors the appointment of the independent auditors and where appropriate recommending that the Board of Directors replace the independent auditors.
     2.   Discussing  with  the  independent  auditors the scope of their audit.
     3. Discussing with the independent auditors and management the Company's accounting principles, policies and practices and its reporting and practices.
     4. Reviewing and discussing with the independent auditors and Company management the Company's audited annual financial statements and the results of the annual audit.
     5. Considering the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
     6. Discussing with the independent auditors and the Company's Chief Financial Officer the adequacy of the Company's or any of its subsidiaries accounting, financial and operational controls.
     7. Considering whether the independent auditors' provision of non-audit services is compatible with maintaining the independent auditors' independence.
     8. As a whole, or through the Audit Committee Chair, reviewing with the independent auditors the Company's interim financial results included in Form 6-K prior to filing with the Securities and Exchange Commission ("SEC").
     9. Submitting appropriate reports required by the SEC to the shareowners in the Company's annual proxy statements and provide appropriate certification to The American Stock Exchange as required.
     10. Ensure that the independent auditors submit periodic reports to the Audit Committee delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1; discuss such reports with the independent auditors, and recommend that the Board of Directors take appropriate action to satisfy itself of the independence of the independent auditors.
     11. Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61.


     Remuneration Committee. A Remuneration Committee has been established and is comprised of the non-executive Chairman and two Non-executive Directors. The current members of the Remuneration Committee are Stephen Palframan (Chairman), Elliot I. Miller and Ivy Fredericks. This committee will review the performance of the Executive Directors and set the scale and structure of their remuneration and the basis of their service contracts with due regard to the interests of the shareholders.

                                  D. Employees
                                     ---------

The average number of employees of the Company, including Executive Directors, for the following years ending on December 31, were:

By Activity                                                 2002  2001  2000
-----------                                                 ----  ----  ----
Development                                                   25    21    20
Sales, marketing and technical support                        53    46    40
Administration                                                15    13    13
                                                          ------------------

                                                              93    80    73
                                                          ==================
By Location
-----------


European Union                                                82    75    66
Rest of World                                                 11     5     7
                                                          ------------------

                                                              93    80    73
                                                          ==================


                             E.     Share Ownership
                                    ---------------

     Directors and their interests. Details of beneficial holdings of the members of the Company's Board of Directors at May 20, 2003 are given below.

Name of Director                            Number of     Percent
----------------                            ---------     -------
                                            Shares Owned  of Shares
                                            ------------  ---------
Donald A. Babbs                                4,903,380   13.2%
Gerard George O'Driscoll                         558,000    1.5%
*Elliot I. Miller                                 20,000    0.1%
*Stephen Palframan                                     0      0%

Richard Youhill                                        0      0%
Ivy Fredericks                                         0      0%


Total  Director Shares                         5,481,380      14.8%

*Non  Executive  Directors

     Mr.  Babbs'  interests  include  58,000  shares  held by his wife Nicoletta
     Babbs.
     Mr Millers' interests are held as American Depositary Receipts

     Directors' Interests in Share Options. Peter Wharton was granted an option in 1999 exercisable from October 21, 2001 until October 21, 2008. As of December 31, 2002 the option consisted of rights to purchase 142,857 shares of ordinary stock at 21 pence per share. None of these options were exercised and with Mr Wharton's resignation these options have now lapsed.
     Richard Youhill was granted an option in 1998 exercisable from April 2, 2001 until April 2, 2008. As of May 20, 2003 the option consisted of rights to purchase 17,000 shares of ordinary stock at 50 pence per share.

     No other Director of the Company has any options to purchase securities of the Company.

     Employee  Option  Plans.

                                  Introduction
                                  ------------

     All employees may participate in the Company's Share Option Schemes at the discretion of the Company's Remuneration Committee (the Share Option Schemes are also referred to herein as the "Share Option Plans"). The Company's Remuneration Committee administers the Share Option Plans in accordance with the Share Option Scheme Rules. The Share Option Plans are subject to various limits on the number of shares that may be issued in respect of options granted under the Share Option Plans. These limits comply with the guidelines of the Association of British Insurers. The Company has three forms of option plans available to its employees, they are: the Approved Scheme, the Unapproved Scheme and the Shadow Scheme. The rights and restrictions of these Share Option Plans are discussed hereinbelow.

     Operation  of  the  Share  Option  Plans
     ----------------------------------------

     Options which may not be transferred or encumbered in any way may be granted within 42 days of Inland Revenue approval of the Plan in the case of the Approved Plan (within 42 days from shareholder approval of the Unapproved Plan) and, thereafter, normally within 42 days, after the announcement of the Company's interim or final results. No payment is made for the grant of an option.

     The price at which the shares may be subscribed for by participants cannot be less than the higher of:

     (A)  the  nominal  value  of  a  share;  or
     (B) in relation to the Approved Plan, the market value determined by the Board.

     Options may normally only be exercised (in full or in part) after the third anniversary of the date of grant. Under the Approved Plan, options not exercised within ten years from the date of grant shall lapse. Options granted under the Unapproved Plan will lapse if they are not exercised prior to the seventh anniversary of the date of grant.

     The Company will apply for shares allotted under the Share Option Plans to be listed or admitted on any stock exchange or other market on which its ordinary shares are then listed or traded.

     Performance  Conditions
     -----------------------

     Options to the sustained underlying financial performance of the Company. Any such targets will be notified to the participant and disclosed in the Annual Report and Accounts. However, the Committee may, at its discretion, select different performance targets in the future, in which case details of the revised performance targets will also be disclosed in the Annual Report and Accounts for that year.

     Early  Exercise.
     ----------------

     If a participant dies, his personal representatives may exercise his options within 2 months of his death, notwithstanding that they may not have become exercisable in the normal manner.

     Early exercise is also permitted if a participant ceases to be an employee or director of the Company in certain specified circumstances, for example, redundancy or retirement. If a participant ceases to be a director or employee other than in the specified circumstances, he may only exercise his options at the discretion of the Board of Directors.

     Early exercise of options would also be permitted in certain other situations including a change in control of the Company or a voluntary winding-up of the Company. In the event of a change in control, participants may alternatively release their options in substitution for the grant of options over shares in the acquiring company, subject to the consent of the acquiring company.

     Variation  of  Capital.
     -----------------------

     In the event of any variation in the share capital of the Company, including a capitalization of rights issue, the number of shares subject to any option and the exercise price relating to it may be adjusted subject to (except in the case of a capitalization issue) the auditors confirming in writing that such adjustment is, in their opinion, fair and reasonable and, in the case of the Approved Plan, subject also to Inland Revenue approval.

     Alterations  to  the  Share  Option  Plans.
     -------------------------------------------

Subject to certain specified exceptions, the prior approval of the Company in the annual general stockholders meeting must be obtained for any alterations to the Share Option Plans, other than any minor alterations to benefit the administration of the Share Option Plans, if such alterations would be to the advantage of participants. The exceptions relate to taking account of changes in legislation or obtaining or maintaining favorable tax, exchange control or regulatory treatment.

     No alterations to the Approved Plan shall take effect without the prior written consent of Inland Revenue.

     The  Shadow  Plan.
     ------------------

     Qualification under the Shadow Plan is achieved in a similar fashion to the Share Option Plans. Therefore, except as described below, the summary applicable to the Share Option Plans is also generally applicable to the Shadow Plan. The key distinction between the two types of Plan is that a participant under the Shadow Plan is not granted an interest in the Company's shares but a right to receive what is referred to in the Shadow Plan as the "Cash Equivalent". The Cash Equivalent is the amount by which the market value of the number of shares in respect of which the shadow option has been granted at the date of exercise exceeds the market value of those shares at the date of grant. Shadow options may be exercised in similar circumstances and subject to similar conditions applicable to the exercise of options under the Share Option Plans. Like the Approved Plan, the life of a shadow option is limited to ten years, rather than the seven years applicable to options granted under the Unapproved Plan.

     The main purpose of the Shadow Plan is to enable the Company to provide equity-related incentives to employees whose participation in the Approved Plan or the Unapproved Plan may, at the relevant time, not be practicable. For example, local tax or securities laws in the jurisdiction in which an employee is working may prevent or make difficult his or her participation in a share option plan. In such circumstances, the Company considers it important that it can, nonetheless, offer incentives which are comparable to those received by other employees of the Company.

     The Company regularly reviews its policy regarding share options and considers making further grants of options in order to motivate, retain and recruit employees and executives required for the future success of the business. At the Company's Annual General Meeting held on June 18, 2002, shareholders authorized the directors to adopt in addition to the existing schemes described above ("the Existing Schemes"), such further employee incentive schemes as they deem fit provided the aggregate nominal amount of shares which may be placed under option to be issued under the Existing Schemes and any such further employee incentive schemes involving the issue of shares, shall not exceed 10% of the ordinary share capital of the Company from time to time in issue.

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS.

                              A. Major Shareholders
                                 ------------------

Beneficial Shareholders/ Change in Share Capital. The table below provides details of major shareholders owning 3% or more of the outstanding shares of the Company as of 17th April 2003, together with the changes in percentages of ownership as a result of the placing concluded in May 2002. The Company has no knowledge of any other individual interest or group of interests held by persons acting together which exceeds 3% of the outstanding shares of the Company.

                                NO. OF SHARES                            NO. OF SHARES
                                    PRE                  NO. OF SHARES      POST
                                  PLACING     % OF CAP    SUBSCRIBED       PLACING     % OF CAP
D.A Babbs                          4,903,380      23.0%              -      4,903,380      13.2%
E Galardo                          3,683,974      17.2%              -      3,683,974       9.9%

MANAGED BY FRIENDS IVORY SIME PLC. HELD IN THE NAME OF CHASE NOMINEES LTD
Baronsmead VCT Plc                 1,600,000       7.5%              -      1,600,000       4.3%
Baronsmead VCT 2 Plc                       0         -       2,325,582      2,325,582       6.2%
Baronsmead VCT 3 Plc                       0         -       1,395,349      1,395,349       3.7%
                               -----------------------------------------------------------------
                                   1,600,000       7.5%      3,720,931      5,320,931      14.2%
                               -----------------------------------------------------------------

MANAGED BY RATHBONES INVESTMENT MANAGEMENT. HELD IN THE NAME OF RATHBONE NOMINEES LTD
Pennine AIM VCT plc                  600,000       2.8%        348,840        948,840       2.5%
Pennine AIM VCT II plc               600,000       2.8%        348,840        948,840       2.5%
Pennine Downing AIM VCT plc                -         -         697,680        697,680       1.9%
Pennine Downing AIM VCT 2 plc              -         -       1,162,780      1,162,780       3.1%
                               -----------------------------------------------------------------
                                   1,200,000       5.6%      2,558,140      3,758,140      10.0%
                               -----------------------------------------------------------------

HELD IN THE NAME OF BWD RENSBURG NOMINEES
Capital for Companies VCT plc              -         -       1,000,000      1,000,000       2.7%
BWD AIM VCT plc                            -         -       1,790,698      1,790,698       4.8%
                               -----------------------------------------------------------------
                                           -         -       2,790,698      2,790,698       7.5%
                               -----------------------------------------------------------------

Artemis AIM VCT plc                        -         -       2,325,582      2,325,582       6.2%
Noble Enterprise VCT                 400,000       1.9%        930,233      1,330,233       3.6%
Guinness Flight VCT plc              600,000       2.8%      1,162,791      1,762,791       4.7%
Proven VCT plc                             -         -       1,162,791      1,162,791       3.1%
M Cignetti                         1,259,866       5.9%              -      1,259,866       3.4%
S.Galardo                          1,189,916       5.6%              -      1,189,916       3.2%
NC Graphics                                                                 1,250,000       3.3%
(Cambridge) Ltd **

* Baronsmead  VCT  Plc subscribed for 1,000,000 ordinary shares of 0.5 pence in September 2001, which  is  included  in  the  table  above.

* NC  Graphics  (Cambridge)  Ltd  acquired its shares as partial consideration for the purchase of the  Machining  Strategist  business

     None of the Company's major shareholders have different voting rights

     At present, there are no ordinary shares of the Company known to be held in the United States, but there are ADRs outstanding representing 23,000 ordinary shares.

     The Company is not directly or indirectly controlled by another corporation, government or by any other legal or natural person.

     To the extent known to the Company, there are no arrangements in existence that may at a subsequent date result in a change of control of the Company.

     There are no experts or counsel to the Company who own a material interest in the Company.


                         B. Related Party Transactions.
                            --------------------------

          Elliot I. Miller is of counsel to the firm Kleban & Samor, P.C., U.S. legal counsel to the Company. Elliot Miller acts as a non-executive director of Raven Technologies Inc., a software development company operating in the United States which does not compete with the Company. Mr. Miller is of counsel to the law firm of Kleban & Samor, P.C. which is the Company's legal counsel in the United States. Mr. Miller is not a shareholder of such law firm and receives no compensation based upon any fees paid to such law firm by the Company. In 2002, the Company paid fees and disbursements to such law firm of $ 111,000 for services rendered.


     Ivy Lindstrom Fredericks is an officer of Westminster Securities Corp. which has been engaged by the Company to conduct a private placement of the Company's shares as described in Item 10c herein.

ITEM  8.  FINANCIAL  INFORMATION.

     The Company's financial condition is presented in the consolidated financial statements and the related notes included in this filing and incorporated by reference herein.

ITEM  9.  LISTING  INFORMATION

                             A.     Listing Details.
                                    ---------------
     Price History of Stock. The following table reflects the high and low mid-market price per share of the Company's ordinary shares, as reported on AIM since April 2, 1998.

                                      $ per share
                                      High    Low
1999                                   0.67  0.19
2000                                   0.71  0.33

2001
First quarter                          0.50  0.38
Second quarter                         0.38  0.36


Third quarter                          0.42  0.34
Fourth quarter                         0.39  0.33

2002
First quarter                          0.35  0.33
Second quarter                         0.40  0.33
Third quarter                          0.32  0.28
Fourth quarter                         0.28  0.24

During last six months
December  2002                         0.25  0.25
January   2003                         0.26  0.26
February  2003                         0.26  0.26
March     2003                         0.24  0.24
April     2003                         0.22  0.22
May       2003                         0.22  0.22

Average daily share volumes:

April 3, 1998 to December 31, 1998         24,000
Year ending December 31, 1999              29,000
Year ending December 31, 2000              16,000
Year ending December 31, 2001               3,000
Year ending December 31, 2002              12,500
Five months to May 31, 2003                 6,400



                               B. Not Applicable.
                                  --------------

                          C. Markets Currently Listed.
                             ------------------------

     The Company's Ordinary Shares, 0.5 pence par value, are presently traded on the Alternative Investment Market of the London Stock Exchange.

     The Company's American Depositary Shares, each representing twenty (20) Ordinary Shares, 0.5 pence par value, are presently traded on the American Stock Exchange.



                                D. Not Applicable
                                   --------------

                                E. Not Applicable
                                   --------------

                                F. Not Applicable
                                   --------------


ITEM  10.  ADDITIONAL  INFORMATION.

                                A. Share Capital
                                   -------------

                                Not Applicable
                                --------------




                          B. Articles of Association.
                             -----------------------

     The information called for by this item has been reported previously in the Company's Registration Statement on Form 20-F, effective May 22, 2001 and is hereby incorporated by reference in this Report.




                             C. Material Contracts.
                                ------------------


     Share Sale Agreement with Vero Tooling Solutions, Inc. On May 9, 2002 the Company's US subsidiary Vero International Inc. entered into an agreement with the two principal owners ("the Sellers") of Vero Tooling Solutions, Inc. the Company's distributor in Canada. Under this Agreement the Company acquired 100% ownership of Vero Tooling Solutions, Inc. for a consideration to the Sellers at Closing of $1, forgiveness of indebtedness of $259,000 and the assumption of $355,000 in indebtedness. Each of the Sellers have entered into employment agreements with the Vero International Inc for an indefinite term. Under the terms of the employment agreements, the Sellers are entitled to receive annual aggregate remuneration at the rate of $188,000 in basic salary and bonus payments based upon sales made by such employee.

     Sale and Purchase Agreement with NC Graphics (Cambridge) Ltd. On September 28, 2002 the Company purchased the Machining Strategist (3D CAM) business from NC Graphics (Cambridge) Ltd, a UK company and Arthur Flutter (Managing Director of NC Graphics (Cambridge) Ltd. The purchased business included the joint ownership of the Machining Strategist intellectual property, exclusive ownership of the Machining Strategist name, goodwill and the transfer of Machining Strategist end users, foreign distributors and sales, support and development staff. The consideration for the Machining Strategist business was $1.5 million in cash and shares valued at $374,000. Under the terms of the agreement the Sellers are not allowed to dispose of the share based consideration for a period of eighteen months from the date of the agreement. The $1.87 million consideration was allocated as follows: distribution rights $0.62 million, intellectual property $1.25 million. The former Sales Director and the former Development Director of NC Graphics (Cambridge ) Ltd simultaneously transferred their employment pursuant to specific employment agreementswith Vero International Software (UK) Ltd. Other staff joined Vero International Software
(UK) Ltd in accordance with the terms and conditions of the UK TUPE employment rules.


     Transfer of Business Agreement with Ing. Boleslav Ziman. On August 29, 2002 Vero International Software Srl, the Italian subsidiary of the Company, sold its shareholding in VISI-Sro the wholly owned Czech Republic subsidiary to Boleslav Ziman for a consideration of $33,000. Boleslav Ziman had been the manager of this subsidiary since its formation in 1990. The consideration is to be paid over a projected period of 30 months in the form of increased software license charges for the sale of the Company's software products. The Company simultaneously signed an exclusive distribution agreement with VISI Sro for the sale of VISI-Series software products in the territories of the Czech republic and Slovakia.

     Termination  Agreement  with  SIID  Ltd  of  Japan.  SIID had purchased the
CAD/CAM business of a company known as SII in April of 2002 including the distribution agreements pertaining to the distribution of VISI-Series products in Japan. On 6th November Vero International Software UK Ltd effected an agreement with SIID Ltd of Japan terminating the long standing exclusive distribution arrangements for VISI-Series products in Japan and the sale by the Company of SIID software products worldwide. Under the terms of the agreement SIID ceased the sale of VISI-Series in Japan on April 1st 2003 and it is anticipated that the Company will cease the sale of SIID products from November 2003 onwards.

     The agreement described the handover arrangements, transfer of Japanese language rights and dealer agreements. No consideration was envisaged under the agreement.

     The Company has since set up a wholly owned subsidiary in Tokyo to continue the distribution of VISI-Series products in this important market.

     Real Property Leases. See Item 4.D for a summary of the real property leases currently held by the Company and its subsidiaries.

     License Agreements. At present the Company licenses a number of component software technologies from third parties suppliers that must remain confidential. Component libraries are licensed under these agreements and integrated with the Company's software. In the future, the Company will likely continue to require further license rights to patents or other intellectual property held by others on an ongoing basis.

     Private Placement. Pursuant to an engagement letter dated 15 November, 2001 (the "Engagement Letter" the Company engaged Westminster Securities Corp. ("Westminster") to act as placement agent in connection with the sale of its ordinary shares in a proposed private placement (the "Private Placement"). See
Exhibit 12(a)(i). Westminster was not successful in completing the Private Placement, however Westminster was successful in arranging the investment by Hemisphere Capital Corp. in the $1.0M Convertible Debenture described herein on January 10, 2003.

     The Company has compensated Westminster to date $120,000 and reimbursed Westminster for legal fees and related expenses totaling $16,001.

     Finally,  the  Company  is obligated to issue and sell to Westminster, five
(5) year warrants to purchase 18,334 ADRs an exercise price of $5.4515per ADR at a price of $.0001 per warrant (the "Warrants").

     On January 10, 2003, the Company issued a $1.0 million convertible debenture ("Debenture" to Hemisphere Capital, LLC, a private equity investor based in London, with an office in Boston, Massachusetts that is engaged primarily in investing in information technology businesses in Western Europe. The Debenture bears interest at 9% per annum, is convertible in certain circumstances into American Depositary Receipts ("ADRs") of the Company at a price of $4.5429 per ADR, with each ADR representing 20 ordinary shares and will mature no later than January 10, 2006. The Debenture would be convertible into 4,402,460 ordinary shares subject to anti-dilution and other similar adjustments. A copy of the Debenture is included herein as Exhibit 12(a)(iii) to this Report.

     Under the terms of the Debenture, Hemisphere has the right to subscribe for between $2.M and $4.0M of preference shares of the Company (the "Preference Shares") for a period of 120 days after notice from the Company offering to sell the Preference Shares to Hemisphere, following approval of the Preference Shares by the Company's Board of Directors and shareholders. The Debenture is due and payable, if not sooner converted, upon various contingencies, including failure of the Company's shareholders at an extraordinary general meeting held for the purpose to authorize the Preference Shares on or before July 31, 2003. The Company has the option to require conversion of the Debenture into ordinary shares as of the final maturity date of the Debenture.

     The Company intends to seek the authorization of its shareholders for the issuance of the Preference Shares at an extraordinary general meeting of shareholders to be held in July, 2003.

     A more complete description of the terms of the Debenture and the Preference Shares is contained in the Loan and Investment Agreement dated January 10, 2003 between the Company and Hemisphere which is Exhibit 12(a)(ii) to this Report.




                              D.    Exchange Controls.
                              -----------------------

                              None

                              E. Taxation.
                             ------------


     Taxation  in  the  United  Kingdom.
     ----------------------------------

     The following paragraphs provide a general guide, based on current legislation and practice, to the UK tax position of UK residents holding their shares (otherwise than under a Personal Equity Plan or Individual Savings Account) as investments and not as trading stock. Any person who is in doubt as to his taxation position or requires information which is more detailed than the general outline below should consult his professional advisors.


     Dividends. Under current UK taxation legislation no tax will be withheld from dividend payments by the Company.

     An individual shareholder who is resident (for tax purposes) in the UK and who receives a dividend from the Company will currently be entitled to receive a tax credit equal to 10 percent of the combined total of the dividend and the tax credit. The UK income tax charge in respect of dividends for lower and basic rate taxpayers is regarded as met in full by the tax credit and such shareholders will have no further liability to tax on a dividend received from the Company. Higher rate taxpayers will be liable to tax on the sum of the dividend plus the associated tax credit at the Schedule F rate (currently 32.5 percent) against which liability they can offset the associated tax credit. Subject to certain exceptions for certain insurance companies and companies which hold shares as trading stock, a UK resident corporate shareholder which receives a dividend paid by the Company will not be taxable on the dividend. The dividend received (together with the associated credit) will be treated as franked investment income of the company receiving the dividend. After April 6, 1999 the repayment of tax credits is limited to certain specialist categories which are entitled to special exemptions and reliefs.

     Capital Gains. A disposal of shares by a shareholder resident or ordinarily resident for tax purposes in the UK or a shareholder who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the shareholder's circumstances, and subject to any available exemptions, allowances or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the UK.

     United  States  Federal  Income  Taxation
     -----------------------------------------

     The following discussion is a summary of the material U.S. federal income tax and UK tax consequences of the purchase, ownership and disposition of the Company's shares by a U.S. Holder. The discussion is based on the Internal
Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. This discussion is also based on the double tax convention between the UK and U.S. (the "Convention") which came into force in March 2003 with effect from 1 May 2003 in respect of taxes withheld at source. Notwithstanding the entry into force of this Convention, a US Holder may elect for the old convention to apply for a period of 12 months from the date on which the relevant provisions of the new Convention came into effect. For example, a US holder may elect for the old convention to apply to and distributions made by the Company on or before 30 April 2003. US Holders should consult their tax advisers in relation to whether this treatment would be beneficial to their personal circumstances.

     The discussion is not a full discussion of all tax considerations that may be relevant to a U.S. Holder's decision to purchase shares. The discussion addresses only U.S. Holders that will hold shares as capital assets and that use the U.S. dollar as their functional currency. The discussion does not address the tax treatment of investors subject to special rules under the Convention or the US Internal Revenue Code 1986 such as banks, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, dual-resident taxpayers, non-U.S. persons, investors that own directly, indirectly or by attribution 10 per cent or more of the Company's voting shares and investors holding shares as part of a hedging, straddle, conversion, constructive sale or similar transaction.

     Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of an investment in the Company's shares.

     As used in this discussion, the term "U.S. Holder" means a beneficial owner of shares that does not maintain a "permanent establishment" or "fixed base" in the UK, as such terms are defined in the UK-US income tax treaty, and that is either (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United

States or a political subdivision thereof, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court, (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (v) a partnership, to the extent the interests therein are beneficially owned by any of the persons described in clauses (i), (ii), (iii) or (iv) above.

     DIVIDENDS

The UK does not currently apply a withholding tax on dividends under its internal laws. If the UK were to impose a withholding tax , as permitted under the Convention, the rate of such withholding will not exceed 15% of the dividend paid to a U.S. Holder. In such circumstances, a U.S. Holder should be entitled to a credit for such withholding tax, subject to applicable limitations, against the U.S. Holder's federal income tax liability.

     Subject to the passive foreign investment company rules described below, the amount of any dividends paid out of current and/or accumulated earnings and profits, as determined under U.S. tax principles, will be included in the gross income of a U.S. Holder on the day such dividends are actually or constructively received and will be characterized as ordinary income for U.S. federal income tax purposes. To the extent that a dividend exceeds current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a U.S. Holder's adjusted basis in the shares, and thereafter as a capital gain. The Company does not currently maintain calculations of its earnings and profits under U.S. tax principles. Dividends paid by the Company to corporate U.S. Holders will not be eligible for the dividends-received deduction that might otherwise be available if such dividends were paid by a U.S. corporation.

     Dividends paid by the Company in pounds sterling will be included in a U.S. Holder's income when the distribution is actually or constructively received by the U.S. Holder. The amount of the dividend distribution includible in the income of a U.S. Holder will be the U.S. dollar value of the pounds sterling, determined by the spot rate of exchange on the date of the distribution, regardless of whether the pounds sterling are actually converted into U.S. dollars at such time. If the pounds sterling received as a dividend are not converted into U.S. dollars on the date of receipt, then a U.S. Holder may realize an exchange gain or loss on a subsequent conversion of such pounds sterling into U.S. dollars. The amount of any gain or loss realized in connection with a subsequent conversion will be treated as ordinary income or loss and generally will be treated as US-source income or loss for foreign tax credit purposes.

     On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"). Under the 2003 Act, "qualifying dividends" from domestic corporations received in tax years beginning after December 31, 2002 are to be taxed at a 15% rate for most individual taxpayers. Individuals in the 10% or 15% bracket will be subject to a 5% rate on dividend income. A specific holding-period requirement for dividend-paying stock and several other special rules apply.

     CAPITAL  GAINS

     Under the Convention, each country may tax capital gains in accordance with its own domestic law. Under current UK law, a U.S. Holder who is neither resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realized on the sale or other disposal of shares unless, in the year of assessment in which the gain accrues to such holder, that U.S. Holder carries on a trade in the UK through a branch or agency and the shares are or have been used by, held by, or acquired for use by, or for the purpose, of such trade, branch or agency. However, a U.S. Holder who has been resident in the UK for at least four years and held shares or at that time may, in certain circumstances, become liable to UK capital gains tax on his return to the UK following a disposal of such shares. Any U.S. Holders whose circumstances are such that they may fall within such provisions are advised to consult their tax adviser.

     Subject to the passive foreign investment company rules described below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of the shares in an amount equal to the difference between the amount realized in such sale or disposition and the U.S. Holder's adjusted tax basis in the shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the shares for more than one year and generally will be U.S.-source income for foreign tax credit purposes. Long-term capital gains realized by an individual U.S. Holder on a sale or other disposition of shares are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. A U.S. Holder that receives foreign currency upon the sale or other disposition of the shares generally will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, if the shares are traded on an established securities market, in the case of cash basis taxpayers and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss and will generally be U.S. source income for foreign tax credit purposes.

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"). Under the 2003 Act, effective for sales, exchanges, and payments received on or after May 6, 2003, and before January 1, 2009, the long-term capital gains tax rate is reduced from 20% to 15% for most taxpayers, and from 10% to 5% for gains that otherwise would be taxed in the 10% or 15% bracket if they were ordinary income.

     UK  INHERITANCE  TAX

     Shares held by an individual who is domiciled in the U.S. for the purposes of the double taxation convention relating to estate and gift taxes between the U.S. and the UK, and for the purposes of the convention is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of shares, except in certain cases where the shares are placed in trust (other than by a settlor domiciled in the U.S. who is not a national of the UK) and, in the exceptional case, where the shares are part of the business property of a UK permanent establishment of an enterprise or pertains to a UK fixed base of an individual used for the performance of independent personal services. The convention generally provides a credit for the amount of any tax paid in the UK against the U.S. federal tax liability in a case where the shares are subject both to UK inheritance tax and to U.S. federal gift or estate tax.

     PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Special U.S. tax rules apply to U.S. shareholders in companies that are considered passive foreign investment companies ("PFICs"). The Company will be classified as a PFIC in a particular tax year if either

-    75 percent or more of its gross income is passive income; or
- the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Cash balances, even if held as working capital, are considered to be passive.

     In the event that the Company is classified as a PFIC in any year, a U.S. Holder can elect to mark its shares to market. If a U.S. Holder makes a mark-to-market election, it will be required in any year in which the Company is a PFIC to include as ordinary income the excess of the fair market value of its shares at year-end over its basis in those shares. In addition, any gain it recognizes upon the sale of its shares will be taxed as ordinary income in the year of sale.

     If the Company is determined to be a PFIC and a U.S. Holder does not make a mark-to-market election, it will be subject to a special tax at ordinary income tax rates on "excess distributions", including certain distributions by the Company and gain on the sale of its shares. The amount of income tax on excess distribution will be increased by an interest charge to compensate for tax deferral, calculated as if excess distributions were earned ratably over the period it holds its shares. Classification as a PFIC may also have other adverse tax consequences, including in the case of individuals, the denial of a step-up in the basis of such individual's shares at death.

     U.S. Holders should consult their tax advisers regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

     UK  STAMP  DUTY

No stamp duty or stamp duty reserve tax (SDRT) will be payable in the United Kingdom on the purchase or transfer of an ADS, provided that the ADS , and any separate instrument or written agreement of transfer, remain at all times outside the United Kingdom and that the instrument or written agreement of transfer is not executed in the United Kingdom. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

     A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes is subject to stamp duty at the fixed rate of 5.00 per instrument of transfer


                    F.     Dividends and Paying Agents
                    ----------------------------------

                           Not Applicable.

                    G.     Statement by Experts.
                    ---------------------------

                           Not Applicable

                    H.     Documents on Display.
                    ---------------------------

You may read and copy all or any portion of this Annual Report or any reports, exhibits, statements or other information filed by the Company at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company will file periodic reports on Form 6-K reporting information that the Company (i) makes or is required to make public pursuant to the law of the jurisdiction in which it is incorporated, or
(ii) files or is required to file with any stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders. As a foreign issuer the Company will not be subject to the proxy rules of Exchange Act Sec. 14 or the insider short-swing profit reporting requirements of the Exchange Act Sec. 16.

     Pursuant to AIM Rule 16 a company must prepare half-yearly reports which must be notified to the Company announcements office without delay and in any event not later than three months after the end of the relevant period. Under this rule the Company is required to report results for the six months to the end of June of each year.

     Pursuant to AIM Rule 17 an AIM Company must publish annual audited accounts prepared in accordance with United Kingdom or United States generally accepted accounting practice or international accounting standards. These accounts must be sent to the holders of its AIM securities without delay and in any event not later than six months after the end of the financial period to which they relate. Since admission to AIM, the Company has prepared and distributed annual accounts under United Kingdom GAAP for each year ending on December 31st.

                    I. Subsidiary Information
                    -------------------------

                    Not Applicable
                    --------------

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  FACTORS  ABOUT  MARKET  RISK  -

The following table provides information about the Company's significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 2002.

Foreign-Exchange  Risk  Management

For foreign currency forward contracts related to certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by the Company have a term of generally less than one year. The Company had $2,302,000 notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 2002

                                                          Average
                                           Contract     Contractual   Fair Value at
                                          Amount Buy      Forward        December
  Foreign Currency Forward Contracts        (Sell)     Exchange Rate     31, 2002
Euro                                     $  (524,000)  1.56 Euro/GBP  $ nil
U.S. Dollar                              $(1,500,000)  1.59 USD/GBP   $ 13,830
Yen                                      $  (278,000)  192 Yen/GBP    $ nil

Generally forward currency contracts hedge the Company's exposure to changes in exchange rates on monetary assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries.


ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES.

          NONE

     On January 10, 2003, the Company issued a $1.0 million convertible debenture ("Debenture" to Hemisphere Capital, LLC. The Debenture will bear interest at 9% per annum, is convertible in certain circumstances into American Depositary Receipts ("ADRs") of the Company at a price of $4.5429 per ADR, with each ADR representing 20 ordinary shares and will mature no later than January 10, 2006. The Debenture would be convertible into 4,402,460 ordinary shares subject to anti-dilution and other similar adjustments.

     Under the terms of the Debenture, Hemisphere has the right to subscribe for between $2.M and $4.0M of preference shares of the Company ("Preference Shares") for a period of 120 days after notice from the Company offering to sell the Preference Shares to Hemisphere, following approval of the Preference Shares by the Company's Board of Directors and Shareholders. The Debenture shall become due and payable, if not sooner converted, upon various contingencies, including failure of the Company's shareholders at an extraordinary general meeting held for the purpose to authorize the Preference Shares. The Company has the option to require conversion as of the final maturity date of the Debentures.

     A more complete description of the terms of the Debenture and the Preference Shares is contained in the Loan and Investment Agreement dated January 10, 2003 between the Company and Hemisphere which is Exhibit 12(a)(ii) to this Report.

     The Company intends to seek the authorization of its shareholders for the issuance of the Preference Shares at an extraordinary general meeting of shareholders to be held in July, 2003.

                                     PART II

ITEM 13.   DEFAULTS, ARREARAGES AND DELINQUENCIES.

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.  Intentionally omitted.

ITEM 16.  Intentionally omitted.


                                    PART III

ITEM  17.  FINANCIAL  STATEMENTS.

Not  applicable.

ITEM  18.  FINANCIAL  STATEMENTS

See  Financial  Statements  attached  hereto.


ITEM  19.  EXHIBITS.

A.  Management Certifications

In accordance with the Sarbanes Oxley Act of 2002, Section 302 and Section 906, the Chief Executive Officer and acting Chief Financial Officer has signed the attached certifications.

B.  Exhibits


See Exhibit Index and exhibits attached hereto.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the filing requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                              VI GROUP PLC

                              By: s/Elliot I. Miller
                                  -----------------------------
                                   Elliot I. Miller
                                   Director and Deputy Chairman
                                   of VI Group plc.


Date: June 26, 2003

                                    CERTIFICATIONS
     I, Donald A. Babbs, the Chief Executive Officer and acting Chief Financial Officer, certify that:

1) I have reviewed this annual report on Form 20-F of VI Group plc (the "registrant").
2) Based on my knowledge , this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this by this annual report;
3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;
4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:
     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6) The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

                              s/Donald A. Babbs
                              -----------------
                              Signature:  Donald A. Babbs
                              Title:  Chief Executive Officer and Acting
                               Chief Financial Officer

                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the annual report on Form 20F (the "Report") of VI Group plc (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald
A. Babbs, Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. Sec.1350, as adopted pursuant toSec.906 of the Sarbanes-Oxley Act of 2002, that:

     1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                              s/ Donald A.Babbs
                              --------------------------------------------
                              Donald A. Babbs, Chief Executive Officer
                              VI Group plc
                              June 26, 2003

                                     VI GROUP PLC

                          INDEX TO FINANCIAL STATEMENTS


                                                                        PAGE


Independent Auditors' Report                                            F-1


Consolidated Balance Sheets as of December 31, 2002 and 2001            F-2


Consolidated Statements of Operations for the years ended December 31,
2002, 2001 and 2000.                                                    F-3


Consolidated Statements of Shareholders' Equity and Comprehensive
Income (Loss) for the years ended December 31, 2002, 2001 and 2000.     F-4


Consolidated Statements of Cash Flows for the years ended December 31,
2002, 2001 and 2000.                                                    F-5


Notes to the Consolidated Financial Statements for the years ended
December 31, 2002, 2001 and 2000.                                       F-6

INDEPENDENT  AUDITORS'  REPORT


To  the  Shareholders  of
VI  Group  plc



We have audited the accompanying consolidated balance sheets of VI Group plc and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VI Group plc and its subsidiaries as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.




Moore  Stephens
Chartered  Accountants
St.  Paul's  House
London,  EC4P  4BN

April  24,  2003

                                  VI GROUP PLC

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001
                 ($AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               2002     2001
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     $ 1,907  $  746
Accounts receivable, net of allowance for doubtful accounts
of $376, $115                                                   6,673   4,347
Inventory                                                          32      40
Prepaid expenses and other assets                               2,343   1,173
                                                              -------  -------
TOTAL CURRENT ASSETS                                           10,955   6,306
Property, plant and equipment, net                              1,024     573
Accounts and notes receivable                                     118     536
Goodwill                                                        1,864     487
Software licenses                                               1,352     139
Other intangible assets                                            69     105
                                                              -------  -------
TOTAL ASSETS                                                  $15,382  $8,146
                                                              =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdraft and other short term debt                      $   758  $  627
Current portion of long term debt                                 122      86
Accounts payable                                                  923     766
Accrued liabilities and other creditors                         2,506   1,524
Income taxes                                                      396     251
                                                              -------  -------
TOTAL CURRENT LIABILITIES                                       4,705   3,254
Capital lease obligations                                         223      56
Bank loan                                                          13      29
Accrued liabilities                                               389     280
                                                              -------  -------
TOTAL LIABILITIES                                               5,330   3,619
                                                              =======  =======
SHAREHOLDERS' EQUITY
Common stock, 80,000,000 shares authorized
(2001:80,000,000), 0.5 pence par value, 37,261,166 shares
issued and outstanding (2001:21,360,000)                          292     175
Additional paid in capital                                      8,922   4,286
Retained earnings                                                 646     720
Accumulated other comprehensive income (loss)                     192    (654)
                                                              -------  -------
SHAREHOLDERS' EQUITY                                           10,052   4,527
                                                              -------  -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $15,382  $8,146
                                                              =======  =======

          See accompanying notes to consolidated financial statements

                                  VI GROUP PLC

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                 ($AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         2002      2001      2000
                                                       --------  --------  --------
NET REVENUE
Product revenue                                        $ 8,599   $ 7,770   $ 7,262
Service revenue                                          2,678     1,538     1,181
                                                       --------  --------  --------
TOTAL NET REVENUE                                       11,277     9,308     8,443
                                                       --------  --------  --------

COST OF REVENUE
Cost of product                                         (1,501)   (1,412)   (1,406)
Cost of service                                           (884)     (595)     (439)
                                                       --------  --------  --------
TOTAL COST OF REVENUE                                   (2,385)   (2,007)   (1,845)
                                                       --------  --------  --------

GROSS PROFIT                                             8,892     7,301     6,598
                                                       --------  --------  --------

OPERATING EXPENSES
Selling expenses                                         4,412     3,051     2,703
General and administration                               2,700     1,982     1,595
Product development                                      1,439     1,260     1,563
                                                       --------  --------  --------
TOTAL OPERATING EXPENSES                                 8,551     6,293     5,861
                                                       --------  --------  --------

Income from operations                                     341     1,008       737
                                                       --------  --------  --------
OTHER INCOME
Net interest income (expense)                               35         2        31
                                                       --------  --------  --------
TOTAL OTHER INCOME                                          35         2        31
                                                       --------  --------  --------

INCOME BEFORE INCOME TAXES                                 376     1,010       768
INCOME TAX                                                (450)     (415)     (412)
                                                       --------  --------  --------
NET (LOSS) INCOME                                      $   (74)  $   595   $   356
                                                       ========  ========  ========

Earnings per share
-  Basic                                               $(0.002)  $  0.03   $  0.02
                                                       ========  ========  ========
-  Diluted                                             $(0.002)  $  0.03   $  0.02
                                                       ========  ========  ========

          See accompanying notes to consolidated financial statements

                                         VI  GROUP  PLC

        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                      FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                        ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


               Common   Additional    (Accumulated     Accumulated     Total     Comprehensive
                stock     paid in       deficit)          other                     income
                          capital       retained      comprehensive
                                        earnings      (loss) income
At January 1,
2000           $   164  $     3,740  $        (231)  $         (251)  $ 3,422

Net income
for the year         -            -            356                -       356              356
Common
stock issued         3          198              -                -       201                -
Exchange
differences          -            -              -             (268)     (268)            (268)
               -------  -----------  --------------  ---------------  --------  ---------------

At December
31, 2000       $   167  $     3,938  $         125   $         (519)  $ 3,711   $           88
                                                                                ===============

Net income
for the year         -            -            595                -       595              595
Common
stock issued         8          348              -                -       356                -
Exchange
differences          -            -              -             (135)     (135)            (135)
               -------  -----------  --------------  ---------------  --------  ---------------

At December
31, 2001       $   175  $     4,286  $         720   $         (654)  $ 4,527   $          460
                                                                                ===============

Net income                                     (74)                       (74)             (74)
for the year
Common             107        4,253                                     4,360
stock issued
- May 2002
Common              10          383                                       393
stock issued
- Sept. 2002
Exchange
differences          -            -              -              846       846              846
               -------  -----------  --------------  ---------------  --------  ---------------

At December    $   292  $     8,922  $         646   $          192   $10,052   $          772
               =======  ===========  ==============  ===============  ========  ===============
31, 2002

          See accompanying notes to consolidated financial statements

                                  VI GROUP PLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                 ($AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         2002      2001      2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                      $   (74)  $   595   $   356
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization                              437       484       376
Profit on disposal of property, plant & equipment          (28)       12         6
Changes in assets and liabilities:
Increase in accounts receivable                         (1,922)   (1,312)     (785)
Increase in prepaid expenses                              (496)     (452)     (204)
Decrease in inventory                                       14        (2)        2
Increase (decrease) in accounts payable                     53       165      (133)
Increase (decrease) in other liabilities                   965       287       648
                                                       --------  --------  --------
NET CASH PROVIDED BY (USED IN) OPERATING                (1,051)     (223)      266
                                                       --------  --------  --------
ACTIVITIES

NET CASH USED IN INVESTING ACTIVITIES
Additions to Property, Plant and Equipment                (701)     (281)     (149)
Additions to software licenses                          (1,328)      (20)      (18)
Proceeds from sale of property, plant and                   75        22         9
equipment
Purchase of businesses                                  (1,357)     (398)     (280)
                                                       --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES                    (3,311)     (677)     (438)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                   4,753       367         -
Bank overdraft increase (repayments)                        19       183        71
Mortgage loan repayments                                   (66)      (58)      (55)
Capital lease payments                                     224       (20)       (6)
                                                       --------  --------  --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                4,930       472        10
                                                       --------  --------  --------

NET INCREASE/ (DECREASE) IN CASH AND CASH                  568      (428)     (162)
EQUIVALENTS
EXCHANGE DIFFERENCES                                       593       102       (90)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               746     1,072     1,324
                                                       --------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR                 $ 1,907   $   746   $ 1,072
                                                       ========  ========  ========
SUPPLEMENTARY DISCLOSURES:
Interest paid                                          $    52   $    32   $    33
                                                       --------  --------  --------
Income tax paid                                        $   286   $   421   $   397
                                                       --------  --------  --------

          See accompanying notes to consolidated financial statements

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


1.   OPERATIONS

     VI Group plc (the "Company") was incorporated in the United Kingdom on November 5, 1997 as a public limited company and commenced operations on January 1, 1998. The Company and its subsidiaries, develop, and distribute Computer Aided Design (CAD) and Computer Aided Manufacturing (CAM) software that enhances the efficiency of the design and manufacturing process in industry.

     On February 12, 1998, the Company completed the acquisition of Vero International Software S.r.l. (Italy). This transaction was accounted for under the requirements of Interpretation 39 of Accounting Standards Board Opinion No. 16, whereby the acquisition was treated as a transfer of shares between companies with common control in a manner similar to a pooling of interests. Accordingly, all assets and liabilities of the acquired company were recognised at historical cost and the historical financial statements of the acquired company became a component of the historical financial statements of the Company.

     The Company faces numerous risks associated with its industry. These risks include dependence on new product introductions, product delays, rapidly changing technology, intense competition and dependence on distribution channels.

     For presentation of the Consolidated Statements of Operations in EBITDA (Earnings before interest, tax, depreciation and amortization) format please see Item 5 of form 20-F.



2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of VI Group plc and its wholly-owned subsidiaries, Vero International Software S.r.l. (Italy), Vero Sistemi e Consulenze S.r.l. (Italy), Vero Tecnologie S.p.A (Italy), Vero International Software UK Limited (UK), Visi S.R.O. (Czech Republic) and Vero International Inc. (USA). All significant intercompany accounts and transactions have been eliminated.

     (b)  USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  CASH  AND  CASH  EQUIVALENTS

     For the purposes of the Company's consolidated statement of cash flows, the Company considers all highly liquid securities and debt instruments with original maturities of three months or less to be equivalent to cash.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     (d)  INVENTORIES

     Inventories consisting of compact disks, manuals and packaging materials and supplies are valued at the lower of cost (first-in, first-out) or market.

     (e)  TRADE  RECEIVABLES


     Trade receivables are amounts invoiced and due from customers less any provision for bad debts.


     (f)  PROPERTY  AND  EQUIPMENT

     Property and equipment are stated at cost less depreciation. Office equipment, computer equipment, and Motor vehicles are depreciated using the straight-line method over estimated useful lives ranging from four to eight years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life or the remaining lease term.

     (g)  OTHER  NON-CURRENT  ASSETS

     Other non-current assets consist primarily of capitalized software and goodwill on consolidation.

     Capitalized Software consists of purchased software products and is stated at un-amortized cost. The amortization for purchased software products is computed on a product-by-product basis. The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. The amortization period for capitalized software is generally five years.

     The excess of the purchase consideration over the fair value of acquired tangible assets is attributed to skilled workforce, intellectual property and goodwillEach element was amortized over between 1 and 10 years, using the straight line method, until December 31 2001. Effective January 1, 2002 the company adopted Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other intangible Assets". Under this Standard, goodwill is no longer amortized but reviewed for impairment at least annually.

     (h)  LONG-LIVED  ASSETS

     As prescribed by Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of", the Company assesses the recoverability of its long-lived assets (including goodwill) by determining whether the asset balance can be recovered over the remaining depreciation or amortization period through projected un-discounted future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     (i)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

     The carrying value of cash, accounts receivable, accounts payable and notes payable approximates the fair value. In addition, the carrying value of all borrowings approximate fair value based on interest rates currently available to the Company.

     (j)  REVENUE  RECOGNITION

     The Company derives revenues principally from two sources, customer license fees on its VISI-Series products and service fees.

     The Company recognizes revenue based on the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition". As no significant modification to the Company's software products is required, software license revenues are recognized upon persuasive evidence of an arrangement, delivery and acceptance of the software, and when collection of a fixed or determinable license fee is considered probable. Agreements may provide the customers the right to multiple copies in exchange for guaranteed amounts, only if copies are requested by the customer. The license fee is payable even if no additional copies are requested by the customer. Revenue is recognized at the delivery of the product master or the first copy and the estimated costs of duplication, incidental to the arrangement, are accrued.

     Service revenues consist of fees from maintenance and technical support agreements and consulting or training arrangements. Maintenance revenue, when bundled with the sale of software licenses, is recognised together with the initial licensing fee on delivery of the software as (a) the maintenance fee is included with the initial licensing fee, (b) maintenance included with the initial license is for one year or less, (c) the estimated cost of providing maintenance during the arrangement is insignificant, and (d) unspecified upgrades/enhancements offered during the maintenance arrangement historically have been and are expected to continue to be minimal and infrequent. All estimated costs of providing the services, including upgrades/enhancements are accrued. Maintenance revenue under separate arrangements is deferred and recognized on a straight-line basis over the term of the agreement; amounts received in advance of revenue recognition are classified as deferred revenue. Maintenance agreements provide for technical support and periodic unspecified product upgrades. Revenues from consulting services or training are measured by the relationship of hours incurred and estimated total hours of the contract or training course. Revisions in estimated hours are reflected in the accounting period in which the required revisions become known.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     The Company sells software licenses to distributors at a predetermined price. Distributors are responsible for supplying maintenance and customer support to the end customer. The Company may provide maintenance and customer support to the distributors. Revenues on these sales are recognized in the same manner as all other software license and maintenance sales. These sales are not contingent upon the distributors' resale of the software.

     The Company is generally not contractually obligated to accept returns, except for defective, shelf-worn and damaged products in accordance with negotiated terms. In accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists", revenue is recorded net of an allowance for estimated returns, exchanges, markdowns, price concessions, and warranty costs. Such reserves are based upon management's evaluation of historical experience, current industry trends and estimated costs. The amount of reserves ultimately required could differ materially in the near term from the amounts included in the accompanying consolidated financial statements

     (k)  PRODUCT  DEVELOPMENT

     Product development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or otherwise Marketed." Through December 31, 2002, software development has been substantially completed concurrently with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

     (l)  ADVERTISING  COSTS

     The Company generally expenses advertising costs as incurred, except for production costs associated with media campaigns, which are deferred and charged to expense at the first run of the advert. Advertising costs were $122, $124 and $160 for the year 2002, 2001 and 2000 respectively,

     (m)  INCOME  TAXES

     The Company accounts for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." The statement requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes given the provisions of the enacted tax laws.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)


     (n)  FOREIGN  CURRENCY

     The Company follows the principles of SFAS No. 52, "Foreign Currency Translation," using the local currency of its operating subsidiaries as the functional currency. Accordingly, all assets and liabilities outside the United States are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. Gains or losses arising from the translation of non U.S. companies financial statements are included in the accompanying consolidated balance sheets as a separate component of stockholders' equity.

     Gains and losses resulting from foreign currency transactions are included in the determination of net income. (Losses)/gains from foreign currency transactions amounting to $(27), $(9), and $77 during the years ended December 31, 2002, 2001 and 2000, respectively, and are included in general and administrative expenses in the consolidated statements of operations.


     (o)  EARNINGS  PER  SHARE

     The Company accounts for earnings per share in accordance with SFAS No. 128 "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." Basic earnings per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options and common stock warrants.

     For the year ended December 31, 2002, all options to purchase common stock were excluded from the diluted loss per share calculation as the effect of such inclusion would be antidilutive.

     (p)  COMPREHENSIVE  INCOME  (LOSS)

     The Company has adopted SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income of the Company includes net income adjusted for the change in foreign currency translation adjustments. The net effect of income taxes on comprehensive income is immaterial. The disclosures required by SFAS No. 130 have been included in the Statements of Stockholders' Equity.

     (q)  STOCK-BASED  COMPENSATION

     The Company accounts for employee stock options in accordance with the Accounting Principles Board Opinion No. 25 and makes the necessary pro forma disclosures mandated by SFAS No. 123. In accordance with APB No. 25, the Company recognizes compensation expense for fixed stock option grants only when the exercise price is less than the fair value of the shares on the date of grant.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

     (r)  LEASES

     The Company follows the principles of SFAS No. 13 "Accounting for Leases". Assets acquired under capital leases are recorded as assets in the balance sheet and depreciated over their estimated useful lives or the lease term, whichever is the shorter. The interest element of these obligations is charged to the statement of operations over the relevant period. The capital element of the future payments is treated as a liability. Rentals payable under operating leases are charged to the statement of operations as incurred.

     (s)  DERIVATIVE  FINANCIAL  INSTRUMENTS

     In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" the company may use forward contracts to hedge exposure to changes in the fair value of monetary assets and liabilities denominated in currencies other than the functional currency of the company or its subsidiaries. Unrealised gains and losses arising from movements in foreign currency exchange rates on qualifying and non-qualifying fair value hedging instruments are recognised in the accompanying statement of operations.

     (s)  RECENT  ACCOUNTING  PRONOUNCEMENTS


     On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and other Intangible Assets". Under this standard, goodwill is no longer amortized but reviewed for impairment at least annually. The standard also provides guidance on the accounting for other intangible assets. An acquired intangible asset (other than goodwill) with an indefinite useful life should not be amortized until its useful economic life is determined to be finite. These assets should be tested for impairment at least annually. An acquired intangible asset (other than goodwill) with a limited useful life should be amortized over its useful economic life and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets.

     On January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets". This standard supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" but retains the basic requirements regarding when and how to measure an impairment loss. SFAS No. 144 applies to long-lived assets to be held or disposed of but specifically excludes certain classes of assets such as goodwill and intangible not being amortized.

     (t)  RECLASSIFICATIONS

     Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


3.   PREPAID  EXPENSES  AND  OTHER  ASSETS

     Prepaid  expenses  and  other  assets  consisted  of  the  following:

                                                         DECEMBER 31,


                                                         2002   2001

     Prepaid licenses                                   $  181  $  197
     Prepaid marketing and advertising                      34      23
     Prepaid VAT                                            63       7
     Prepaid financing costs                               869     592
     Grant receivable                                      750      76
     Other prepaid expenses                                446     278
                                                        ------  ------

     TOTAL PREPAID EXPENSES AND OTHER ASSETS            $2,343  $1,173
                                                        ======  ======

4.   INVENTORIES

     Inventories are stated at the lower of cost or market. Inventories consist of the following:


                                                                    DECEMBER 31,
                                                                    2002   2001

     Goods for resale                                               $  32  $  40
                                                                    =====  =====

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


5.   PROPERTY,  PLANT  AND  EQUIPMENT

     Property,  plant  and  equipment  consists  of  the  following:


                                                              DECEMBER 31,
                                                             2002      2001

     Leasehold improvements                                $   475   $   385
     Office equipment                                        1,218       870
     Motor vehicles                                            518       353
                                                           --------  --------
                                                             2,211     1,608
     Less: accumulated depreciation                         (1,187)   (1,035)
                                                           --------  --------
     Property, plant and equipment, net of
     accumulated depreciation                              $ 1,024   $   573
                                                           ========  ========

     Included above are the following assets acquired under capital lease obligations:


                                                              DECEMBER 31,
                                                              2002    2001

     Office equipment                                        $ 126   $ 123
     Motor vehicles                                            347      87
                                                             ------  ------
                                                               473     210
     Less: accumulated amortization                           (167)   (130)
                                                             ------  ------
     Assets acquired under capital lease
     obligations, net of accumulated amortization            $ 306   $  80
                                                             ======  ======

     Depreciation and amortization expense amounted to $437, $229 and $256 in the years ended December 31, 2002, 2001 and 2000.


6.   ACCOUNTS  AND  NOTES  RECEIVABLE

     Accounts and notes receivable includes uncollateralized demand notes receivable due from distributors of the Company's software amounting to $278 as of December 31, 2002 (2001: $299). The notes bear interest at a fixed rate of 7%. The Company has recognized interest income related to these notes of $ 9 in 2002 (2001: $22, 2000: $22).

                                   VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


7.   BANK  OVERDRAFT  AND  OTHER  SHORT  TERM  DEBT

     The Company's overdrafts are secured by fixed and floating charges over the assets of Vero International Software S.r.l. and Vero International Software UK Limited. Interest rates are variable and ranged from 6.875% to 9.175% and 6.0% to 7.05% as of December 31, 2002 and 2001, respectively.

     The Company has bank facilities available to its subsidiaries. The Italian subsidiary has facilities of up to $0.74 million dollars, from a combination of three separate banks, available in Italian Lira at between 1% to 3% above the bank base rate. The UK subsidiary has a multi-currency facility of up to $0.8 million secured on qualifying trade debtors when outstanding at an interest rate of 1.5% above the UK bank base rate. On December 31, 2002, the amount borrowed under such facilities was $0.74

8.   OTHER  ASSETS


                                                          Other
                                 Goodwill   Software   intangible   Total
                                            licences     assets

     Cost:
     As at 1 January 2002             620        300          196   1,116
     Exchange movements               151         97           23     271
     Additions                          -          -            6       6
     Acquisitions                   1,244      1,233            -   2,477
                                ----------  ---------  -----------  ------
     As at December 1, 2002     $   2,015      1,630          225   3,870
                                ----------  ---------  -----------  ------

     Accumulated Amortization:
     As at 1 January 2002            (133)      (161)         (91)   (385)
     Exchange movements               (18)       (24)         (13)    (55)
     Charge for the year                -        (93)         (52)   (145)
                                ----------  ---------  -----------  ------
     As at December 31, 2002    $    (151)      (278)        (156)   (585)
                                ==========  ---------  -----------  ------

     Net book value:
     As at 1 January 2002             487        139          105     731
                                ----------  ---------  -----------  ------
     As at December 31, 2002        1,864      1,352           69   3,285
                                ----------  ---------  -----------  ------

     Amortization expense related to goodwill amounted to $nil, $26 and $109 in the year ended December 31, 2002, 2001 and 2000 respectively.

     Amortization expense related to software amounted to $93, $90 and $70 in the years ended December 31, 2002, 2001 and 2000 respectively.

     If goodwill amortization had not been expensed in 2001 and 2000 income and earnings per share would have been as follows: Income 2001: $704; 2000:
     $382;  Earnings  per  share  2001:  $0.03;  2000:  $0.02

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

8.   OTHER  ASSETS  (CONTINUED)

     On March 2, 2001 the company's UK operating subsidiary, Vero International Software UK Ltd, entered into an agreement with Ubiquity Software Corporation Limited of Newport, South Wales to acquire a part of their business which provides software and systems for the secure electronic transfer of CAD/CAM data.

     The acquisition was accounted for as a purchase. The acquired assets, liabilities and results of operations are included with those of the Company as of March 2, 2001. The total consideration was $361.

     On July 1, 2002, the Company's U.S. operating subsidiary, Vero International, Inc. acquired the Company's Canadian distributor Vero Tooling Solutions, Inc. for the nominal sum of one dollar. The acquisition was accounted for as a purchase. The acquired assets, liabilities, and results of operations are included with those of the Company as of July 1, 2002. The excess of the cost of acquisition over the fair value of the identifiable net liabilities was $ 631, which represents goodwill.

     On September 28, 2002, the Company acquired the Machining Strategist 3D CAM business of NC Graphics (Cambridge) Limited in consideration for the issuance of 1,250,000 shares of common stock valued at $ 374 and cash of $ 1,495. The acquisition was accounted for as a purchase. The acquired assets, liabilities and results of operations are included with those of the Company as of September 28, 2002. The excess of the cost of acquisition over the fair value of the identifiable net assets was $ 613, which represents goodwill. The results of the Company, giving pro forma effect to the transaction as if it had taken effect on January 1, 2002, are estimated:


                                             MACHINING       PRO
                                              COMPANY    STRATEGIST    FORMA

                                            $            $            $
     Net revenue                                11,277         1,083   12,360
     Income from operations                        341           164      505
     Net (loss)/ income                            (74)          115       41

     Earnings per share
     - Basic                                $   (0.002)  $     0.004  $ 0.001
     - Diluted                              $   (0.002)  $     0.004  $ 0.001

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


9.   ACCRUED  LIABILITIES

     Accrued  liabilities  consisted  of  the  following:


                                                           DECEMBER 31,
                                                           2002    2001

     Accrued compensation and commissions                 $  425  $  249
     Deferred revenue                                        681     408
     Taxes and social security payable                       462     257
     Accrued licence fees                                    268     198
     Other                                                   670     413
                                                          ------  ------
     TOTAL ACCRUED LIABILITIES                            $2,506  $1,525
                                                          ======  ======


10.  INCOME  TAXES

     Income  (loss)  before  income  taxes  consists  of  the  following:


                                                             DECEMBER 31,
                                                        2002    2001    2000

     European Union                                     $ 263  $  580  $ 800
     Rest of World                                        112     430    (32)
                                                        -----  ------  ------
     Total                                              $ 375  $1,010  $ 768
                                                        =====  ======  ======


     The  provision  for  income  taxes  is  comprised  of  the  following:


                                                            DECEMBER 31,
                                                        2002   2001    2000

     Current:
     European Union                                     $ 450  $ 412  $ 421
     Rest of World                                          -      3     (9)
                                                        -----  -----  ------
     Total                                              $ 450  $ 415  $ 412
                                                        =====  =====  ======

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

9.   INCOME  TAXES  (CONTINUED)

     A reconciliation of the statutory income tax rate and the effective tax rate as a percentage of pre-tax income is as follows:


                                                                DECEMBER 31,
                                                            2002   2001   2000
                                                               %      %      %

     Weighted average statutory income tax                    43     32     32
     rate
     Unutilised losses                                        55    (10)     -
     Permanent differences                                    39     17     20
     Other                                                   (16)     2      2
     Effective tax rate                                      120     41     54


     Net operating loss carry forwards resulting in a deferred tax asset of approximately $ 250 have not been recognized due to the insufficiency of evidence to support the recoverability of the asset.


11.  CAPITAL  LEASE  OBLIGATIONS

     Capital lease obligations at December 31, 2002 and 2001 consisted of the following:


                                                                  DECEMBER 31,
                                                                  2002    2001

     Net obligations                                             $ 311   $  81
     Less current portion                                          (88)    (25)
                                                                 ------  ------
     Capital lease obligations payable, net of
     current portion                                             $ 223   $  56
                                                                 ======  ======

     The  interest  rate  is  variable  and at December 31, 2002 was 5.5% (2001:
     5.5%).

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

11.  CAPITAL  LEASE  OBLIGATIONS  (CONTINUED)

     Principal and interest payment requirements on capital leases obligations are as follows:


     Year ending December 31,
     2003                                                                $ 103
     2004                                                                $  95
     2005                                                                $  84
     2006                                                                $  60
                                                                         ------
                                                                           342
     Less: interest payments                                             $ (31)
                                                                         ------
     Net present value of capital lease obligations                      $ 311
                                                                         ------


12.  SHAREHOLDERS  EQUITY
     In May 2002 the Company issued 14,651,166 shares of common stock in exchange for cash of $4,700.

     In connection with the acquisition of the Machining Strategist business a further 1,250,000 share were issued in September 2002 at a valuation of 20 pence per share.

13.  COMMITMENTS  AND  CONTINGENCIES

     The Company leases certain facilities and motor vehicles under non-cancelable operating leases. Future minimum contract commitments under non-cancelable commitments are as follows:


                                                                   LEASES
                                                                  -------

     Year ending December 31,
     2003                                                         $   340
     2004                                                         $   268
     2005                                                         $   193
     2006                                                         $    92
     2007                                                         $    68
        Thereafter                                                $    34

     Rent expense was $250, $148 and $144 for the years ended December 31, 2002, 2001 and 2000 respectively. Development expenses in connection with third party software agreements amounted to $487, $274 and $333 for the years ended December 31, 2002, 2001 and 2000 respectively.

     Proceedings have been initiated against the Company by NC Graphics (Cambridge) Limited ('NCG') for the payment of disputed invoices arising from the acquisition by the Company of NCG's Machining Strategist business, totalling $172. It is the Directors' view that this claim is without merit and the Company has advised, through its solicitors, of its intention to vigorously defend this claim. The Company has notified NCG of its intention to pursue, as part of these proceedings, a counterclaim for substantial damages arising from NCG's failure to comply with certain terms of the agreement relating to the acquisition of the Machining Strategist business.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

14.  EARNINGS  PER  SHARE

     Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. Diluted earnings per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options.

     The  calculation  of  basic  earnings  per  share  is  as  follows:-


                                                     2002     2001     2000

     Net income available to common stockholders   $   (74)  $   595  $   356
                                                   --------  -------  -------
     Weighted average number of common shares
     outstanding (000s)                             31,228    20,642   20,210
     Basic (loss) earnings per share               $(0.002)  $  0.03  $  0.02
                                                   ========  =======  =======


     The  calculation  of  diluted  earnings  per  share  is  as  follows:


                                                     2002      2001       2000

     Net income available to common stockholders   $   (74)  $    595   $   356
                                                   --------  ---------  --------
     Weighted average number of common shares
     outstanding (000s)                             31,228     20,642    20,210
     Options outstanding                               460        477       477
     Non dilutive options                             (460)      (334)     (334)
     Use of proceeds                                     -       (112)      (85)
                                                   --------  ---------  --------
                                                    31,228     20,673    20,268
                                                   --------  ---------  --------
     Diluted (loss) earnings per share             $(0.002)  $   0.03   $  0.02
                                                   ========  =========  ========

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

15.  STOCK  OPTION  PLANS

     The Company has three forms of option plans available to its employees, they are: the Approved Scheme, the Unapproved Scheme and the Shadow Scheme. The rights and restrictions, including options authorised under these plans vary in accordance with limits and guidelines established by the Association of British Insurers. Options under the plans generally vest over 3 years and are exercisable up to 7 years from the vesting date.

     The Company treats the excess, if any, between the exercise price and the estimated fair market value of the Company's stock on the grant date, as deferred compensation expense to be amortised over the vesting period for financial reporting purposes. No compensation cost was recognized for the years ended December 31, 2002, 2001 and 2000, respectively.

     The following is a summary of option activity pursuant to the Company's stock option plans:


                            2002                2001                2000
                                Weighted            Weighted            Weighted
                                average             average             average
                      Shares    exercise   Shares   exercise   Shares   exercise
                                 price *             price *             price *

     Options
     outstanding at
     beginning of     476,857     41p     476,857     41p     541,857     42p
     year
     Lapsed          (17,000)     50p        -         -      (65,000)    50p
                                          --------  --------  --------  --------
     Options
     outstanding at
     end of year      459,857     41p     476,857     41p     476,857     41p
                     ---------            --------  --------  --------  --------

     *  Expressed  in  pence.  There  are  100  pence  per  UK  Pound  Sterling.

     The following outlines the significant assumptions used to calculate the fair value information presented utilizing the Black-Scholes Single Option approach with ratable amortization:


     Risk free rates                                         5.63% - 5.69%
     Expected life                                           7 - 10 years from
                                                             date of grant
     Expected volatility                                     65%
     Expected Dividends                                      None
     Weighted average grant-date fair value of Options       38p

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


16.  STOCK  OPTION  PLANS  (CONTINUED)

     Details of the options outstanding and exercisable as of December 31, 2002 are as follows:


     Range of exercise prices*     Number       Weighted   Weighted    Number
                                 outstanding    average     average  exercisable
                                                remaining    price*
                                              contract life

     21p - 50p                        459,857  4.47 years       41p      476,857

     *  Expressed  in  pence.  There  are  100  pence  per  UK  Pound  Sterling.


     The Company applies APB 25 and related interpretations in accounting for its stock option plans. Stock options are granted at current market prices at the date of the grant, therefore no compensation cost has been recognized for its stock option plans. The following table shows pro forma net loss as if the fair value based accounting method prescribed by SFAS
     No.  123  had  been  used  to  account  for  stock based compensation cost:


                                                            DECEMBER 31,
                                                       2002     2001    2000

     Net income (loss) as reported                   $   (74)  $ 595   $ 356
     Pro forma compensation expense                        -     (40)    (26)
                                                               ------  ------
     Pro forma net income (loss)                         (74)    555     330
                                                     ========  ======  ======

     Basic earnings (loss) per share as reported      (0.002)  $0.03   $0.02
                                                               ======  ======
     Diluted earnings (loss) per share as reported    (0.002)  $0.03   $0.02
                                                               ======  ======

     Basic pro forma earnings (loss) per share        (0.002)  $0.03   $0.02
                                                               ======  ======
     Diluted pro forma earnings (loss) per share     $(0.002)  $0.03   $0.02
                                                               ======  ======

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


17.  RELATED  PARTIES


     Vero International Software s.r.l leases its premises at Romano Canavese, near Turin, Italy, from Mrs. A. Giacinta, the mother-in-law of Mr. E. Galardo, a director. The rental payments, which are lower than market value, as the Company has financed the leasehold improvements, were $18, $15 and $16 in the years ended December 31, 2002, 2001 and 2000.

     Mr. E. Miller, a director, is a consultant to Kleban and Samor, P.C., Attorneys at Law. The group engaged the services of this firm which acted on a number of assignments in relation to the Company's business for which the aggregate of fees amounted to approximately $111, $174 and $81 in the years ended December 31, 2002, 2001 and 2000. Amounts due and included in accounts payable were $40 and $28 at December 31, 2002 and 2001, respectively.

     Mrs I Fredericks is Managing Director of Corporate Finance for Westminster Securities Corporation ("Westminster"), based in New York. In November 2001, the group retained the services of Westminster which acted as placement agent to secure additional finance for the Company through a private placement of shares in the Company. Westminster Securities Corporation is entitled to commission of 7% of the amount raised, payable on each closing, together with warrants equal to 10% of the amount raised at an exercise price of $5.4515. Westminster qualifies for commission and warrants in connection with the convertible debenture and proposed financing arrangements with Hemisphere Capital described in note 21]. The aggregate of fees paid during 2002 was $30 (2001: $20).

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


18.  SEGMENT  AND  GEOGRAPHICAL  INFORMATION

     The Company operates in one principal business segment, the development and sale of computer software programs and related services. Information about the Company's operations in its principal markets (by source) is presented below:

                                            DECEMBER 31,
                                                          2002     2001    2000
     Net revenues
     Italy                                                4,520   $4,120  $3,584
     United Kingdom                                       4,447    4,007   4,045
     United States                                        2,095      950     609
     Rest of World                                          215      231     205
                                                        --------  ------  ------
     Consolidated net revenues                          $11,277   $9,308  $8,443
                                                        ========  ======  ======

     Income from operations
     Italy                                                  831   $  300  $  169
     United Kingdom                                        (506)     300     519
     United States                                          105      399       5
     Rest of World                                          (89)       9      44
                                                        --------  ------  ------
     Consolidated income (loss) from operations         $   341   $1,008  $  737
                                                        ========  ======  ======

     Expenditures for acquisition of long-lived
     assets
     Italy                                              $   121   $   95  $   97
     United Kingdom                                         402      180      38
     United States                                           80       24      28
     Rest of World                                           20        4       4
                                                        --------  ------  ------
     Total expenditures for acquisitions of long-lived
     assets                                             $   623   $  303  $  167
                                                        ========  ======  ======

Long-lived  assets  by  geographic  region  consist  of  the  following:


                                                        2002    2001    2000

     Italy                                             $  348  $  216  $  270
     United Kingdom                                     3,188   1,046     752
     United States                                        762      36      28
     Rest of World                                         11       6       4
                                                       ------  ------  ------
     Total long-lived assets                           $4,309  $1,304  $1,054
                                                       ======  ======  ======

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001, AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

19.  FINANCIAL  INSTRUMENTS

     (a) The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:-

          MORTGAGE  NOTES

          The carrying amounts reported in the balance sheets for these instruments approximate their fair value as the interest rates are based on a floating rate.

          ACCOUNTS  AND  NOTES  RECEIVABLE

          The fair value of accounts receivable due in excess of 1 year is determined by imputing interest, generally LIBOR plus 2%, over the estimated period to collect accounts due. Notes receivable in excess of 1-year approximate fair value as interest rates are based on floating rates.

          The estimated fair value of accounts and notes receivable in excess of 1 year is as follows at December 31, 2002:


                                                             CARRYING    FAIR
                                                               VALUE    VALUE

          Accounts and notes receivable                      $     118  $  118


          OTHER  ASSETS  AND  LIABILITIES

          The fair value of accounts receivable and accounts payable approximate their carrying value due to their short-term nature.

     (b)  MARKET  RISK

          Market risk exists with respect to changes in foreign exchange rates. At December 31, 2002, the Company, through its Italian subsidiary, had mortgage notes of $34. None of this exposure is hedged through purchasing forward exchange currency contracts. However the Company has operations in Italy and expects to generate revenues in Italian Lira. Since the Company's mortgage notes bear interest at variable rates, it is exposed to movements in interest rates.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001 AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

19.  FINANCIAL  INSTRUMENTS  (CONTINUED)


     (c)  CONCENTRATIONS  OF  CREDIT  RISK

          The Company is exposed to credit risk to the extent that it operates through a network of dealers. The risk is mitigated by the fact that dealers do not generally hold inventory. No single end user accounts for more than 10 per cent of the Company's reported revenues. Two dealers accounted for approximately 11% and 7% respectively, of total net revenues for the year ended December 31, 2002.

          Financial instruments that potentially subject the Company to concentrations of credit risk include accounts receivable from its customers, which are located throughout the United Kingdom, Italy, the United States and, to a lesser extent, other regions of the world. The credit risk associated with the Company's accounts receivable is mitigated by its credit evaluation process, although collateral is not required. Three dealers collectively accounted for approximately 15% of net accounts receivable as of December 31, 2002

          The Company maintains cash balances at large financial institutions, which do not provide insurance on amounts under deposit arrangements. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

     (d)  FORWARD  FOREIGN  EXCHANGE  CONTRACTS

          The company enters into forward foreign currency contracts to purchase and sell foreign currencies to reduce exposures to foreign currency risks. The forward exchange contracts generally have maturities that do not exceed 12 months and require the company to exchange at maturity U.S. dollars, Euros and Japanese Yen for U.K. Sterling at rates agreed to at the inception of the contracts. The Company uses forward foreign currency contracts as fair value hedges to mitigate foreign currency risks related to recognised monetary assets and liabilities arising on transactions denominated in currencies other than the functional currency of the Company or its subsidiaries.

          At December 31 2002, the fair value of forward foreign currency contracts in gain (i.e. asset) positions was $802, and the fair value of forward foreign currency contracts in loss (i.e. liability) positions was $1,500. These fair values were determined based upon current forward rates applicable to the remaining terms of the forward contracts as of December 31, 2002. These currency forward contracts did not qualify as fair value hedges under SFAS 133. The net gain
          (loss) arising from foreign currency forward contracts, which amounted to $64, $(6) and $10 during the years ended December 31, 2002, 2001 and 2000, respectively, have been included within the consolidated statements of operations.

                                  VI GROUP PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2002, 2001 AND 2000
                 ($ AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



20.  PENSIONS

     The company operates a defined contribution pension scheme for employees based in the United Kingdom. The scheme is funded by the payment of contributions to an independently administered fund. Contributions were $57, $43 and $38 for the years ended December 31, 2002, 2001 and 2000 respectively.


21.  SUBSEQUENT  EVENTS

     On January 10, 2003, the Company issued a $1.0 million convertible debenture ("Debenture" ) to Hemisphere Capital, LLC. The Debenture will bear interest at 9% per annum, is convertible in certain circumstances into American Depositary Receipts ("ADRs") of the Company at a price of $4.5429 per ADR, with each ADR representing 20 ordinary shares and will mature no later than January 10, 2006. The Debenture would be convertible into 4,402,460 ordinary shares subject to anti-dilution and other similar adjustments.

     Under the terms of the Debenture, Hemisphere has the right to subscribe for between $2,000 and $4,000 of preference shares of the Company ("Preference Shares") for a period of 120 days after notice from the Company offering to sell the Preference Shares to Hemisphere, following approval of the Preference Shares by the Company's Board of Directors and Shareholders. The Debenture shall become due and payable, if not sooner converted, upon various contingencies, including failure of the Company's shareholders at an extraordinary general meeting held for the purpose to authorize the Preference Shares. The Company has the option to require conversion as of the final maturity date of the Debentures.

     The Company intends to seek the authorization of its shareholders for the issuance of the Preference Shares at an extraordinary general meeting of shareholders to be held in July 2003.

                                    FORM 20-F
                          ANNUAL REPORT OF VI GROUP PLC
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                  EXHIBIT INDEX
                                  -------------


Exhibit       Document                                             Page Number
--------  -------------------------------------------------------  ---------------
    1.        Articles of Association                             *Incorporated by
                                                                   Reference

    2.        None

    3.        None

    4(a)      Share Sale Agreement between the                    *Incorporated by
              Company and Tecnocam S.p.A.                          Reference
              Dated May 15, 2000

    4(a)      Sale and Purchase Agreement between                 *Incorporated by
              Vero International Software UK                       Reference
              Limited and Ubiquity Software
              Corporation Limited dated
              March 2, 2001


    4(a)      Sale and Purchase Agreement between Vero
              International, Inc. Steven Witherspoon and
              Adam Panchyshyn dated May 9, 2002 regarding
              Purchase of Vero Tooling Solutions, Inc.             E-1

    4(a)      Sale and Purchase Agreement between the Company
              and NC Graphics (Cambridge) Limited and
              Arthur Flutter dated September 27, 2002
              regarding purchase of assets of Machining Strategist
              business                                             E-28

    4(a)(iii) Consulting Agreement between Company
              and Ezio Galardo dated April 15, 2002               *Incorporated by
                                                                   Reference 2001

    4(a)(iii) Termination of Executive Service Agreement
              between Company and Ezio Galardo
              dated April 15, 2002                                *Incorporated by
                                                                   Reference 2001


    4(b)(ii)  Software Licensing Agreement                        *Incorporated by
              Reference

    4(b)(ii)  Distribution Agreement                              *Incorporated by
                                                                   Reference

    4(b)(iii) Translation in English of                           *Incorporated by
              Commercial property lease for                        Reference


              subsidiary Vero International
              Software dated May 1, 1997

              Commercial property lease for                       *Incorporated by
              subsidiary Vero International                        Reference
              Software dated May 1, 1997


    4(b)(iii) Commercial property lease  for                      *Incorporated by
              Brimscombe Port Stroud Property                      Reference
              between the Company and HUE Investments
              Limited dated August 12, 1998


    4(b)(iii) Translation into English of                         *Incorporated by
              Former Teconocam S.p.A. (now Vero                    Reference
              Tecnologie S.p.A.) commercial
              property lease dated October 18,
              1999 and assumed by the Company


              Former Teconocam S.p.A. (now Vero                   *Incorporated by
              Tecnologie S.p.A.) commercial                        Reference
              property lease dated October 18,
              1999 and assumed by the Company


    4(b)(iii) Translation into English                            *Incorporated by
              Commercial property lease between                    Reference
              subsidiary Vero System e Consulenze S.r.l.
              dated October 31, 1998


              Commercial property lease between                   *Incorporated by
              subsidiary Vero System e Consulenze S.r.l.           Reference
              dated October 31, 1998


    5.        None

    6.        See Note 14 of Consolidated
              Financial Statements

    7.        Not Applicable

    8.        Subsidiaries                                        E-47

    9.        Not Applicable

   10.        Not Applicable


   11.        Not Applicable

   12(a)(i)   Engagement Letter between the
              Company and Westminster Securities Corp.
              dated November 15, 2001                             *Incorporated by
                                                                   Reference 2001

   12(a)(ii)  Loan and Investment Agreement between the
              Company and Hemisphere Capital LLC dated
              January 10, 2003                                     E-48

   12(a)(iii) 1,000,000 Convertible Debenture
              dated January 10, 2003 issued by the
              Company to Hemisphere Capital LLC                    E-103


*Exhibits marked "Incorporated by Reference" are hereby incorporated by reference to Exhibits bearing like number and filed with the Company's Registration Statement on Form 20F, effective May 22, 2001. Exhibits marked "Incorporated by Reference 2001" are hereby incorporated by reference to Exhibits bearing like number and filed with the Company's Annual Report on Form 20F for the fiscal year ended December 31, 2001.